   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 18, 1999
                                                     REGISTRATION NO. 333-______
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------

                                    FORM S-3

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933

                               ZORAN CORPORATION

             (Exact name of registrant as specified in its charter)
                         ------------------------------

           DELAWARE                                     3112 SCOTT BOULEVARD                             94-2794449
 (State or other jurisdiction                       SANTA CLARA, CALIFORNIA 95054                     (I.R.S. Employer
              of                                           (408) 919-4111                          Identification Number)
incorporation or organization)      (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                         ------------------------------

                                 LEVY GERZBERG
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               ZORAN CORPORATION
                              3112 SCOTT BOULEVARD
                         SANTA CLARA, CALIFORNIA 95054
                                 (408) 919-4111

          (Name and address, including zip code, of agent for service)
                         ------------------------------

                                   COPIES TO:

          DENNIS C. SULLIVAN, ESQ.                                KENNETH LAMB, ESQ.
          PAUL A. BLUMENSTEIN, ESQ.                             STEWART MCDOWELL, ESQ.
          MICHAEL B. GEBHARDT, ESQ.                                 BRIAN GIN, ESQ.
      GRAY CARY WARE & FREIDENRICH LLP                        GIBSON, DUNN & CRUTCHER LLP
             400 HAMILTON AVENUE                                 ONE MONTGOMERY STREET
      PALO ALTO, CALIFORNIA 94301-1825                               TELESIS TOWER
               (650) 833-2000                               SAN FRANCISCO, CALIFORNIA 94104
                                                                    (415) 393-8200

                         ------------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE

                                                              PROPOSED MAXIMUM     PROPOSED MAXIMUM
        TITLE OF EACH CLASS OF               AMOUNT TO       OFFERING PRICE PER   AGGREGATE OFFERING        AMOUNT OF
     SECURITIES TO BE REGISTERED           BE REGISTERED          SHARE(1)             PRICE(1)         REGISTRATION FEE
Common Stock, $0.001 par value........   3,450,000 shares         $34.5625          $119,240,625.00          $33,149

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rules 457(c) and 457(g) of the Securities Act of 1933, and based on the average of the high and low sales prices of the common stock, as reported on the Nasdaq National Market on November 16, 1999.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL
FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 SUBJECT TO COMPLETION, DATED NOVEMBER 18, 1999

THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                3,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                               $       PER SHARE

--------------------------------------------------------------------------------

Zoran Corporation is offering 2,500,000 shares and the selling stockholders identified in this prospectus are offering 500,000 shares. We will not receive any of the proceeds from the sale of shares by the selling stockholders. This is a firm commitment underwriting.

The common stock is listed on the Nasdaq National Market under the symbol "ZRAN." On November 17, 1999, the last reported sale price of the common stock on the Nasdaq National Market was $34.63 per share.

INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                                                 PER SHARE      TOTAL
                                                 ---------   -----------
Price to the public............................   $          $
Underwriting discount..........................
Proceeds to Zoran..............................
Proceeds to the selling stockholders...........

Zoran has granted an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase a maximum of 450,000 additional shares from Zoran within 30 days following the date of this prospectus to cover over-allotments.

--------------------------------------------------------------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

CIBC WORLD MARKETS
         ROBERTSON STEPHENS
                  SALOMON SMITH BARNEY
                                                      SOUNDVIEW TECHNOLOGY GROUP

               The date of this prospectus is             , 1999.

                          [INSERT ARTWORK DESCRIPTION]

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Prospectus Summary..........................................      4
Risk Factors................................................      7
Special Note Regarding Forward-Looking Statements...........     19
Use of Proceeds.............................................     20
Dividend Policy.............................................     20
Price Range of Common Stock.................................     21
Capitalization..............................................     22
Selected Consolidated Financial Data........................     23
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     24
Business....................................................     34
Management..................................................     50
Related-Party Transactions..................................     53
Principal and Selling Stockholders..........................     54
Underwriting................................................     56
Legal Matters...............................................     58
Experts.....................................................     58
Where You Can Find Additional Information About Zoran.......     58
Documents Incorporated By Reference.........................     58
Index to Consolidated Financial Statements..................    F-1

                          ----------------------------

As used in this prospectus, the terms "we," "us," "our" and Zoran mean Zoran Corporation and its subsidiaries (unless the context indicates another meaning), and the term "common stock" means our common stock, par value $0.001 per share.

Our principal executive offices are located at 3112 Scott Boulevard, Santa Clara, California 95054. Our telephone number is (408) 919-4111.

Unless otherwise stated herein, all information contained in this prospectus assumes no exercise of the over-allotment option granted to the underwriters.

The underwriters are offering the shares subject to various conditions and may reject all or part of any order. The shares should be ready for delivery on or
about       , 1999 against payment in immediately available funds.

Zoran, the Zoran logo, SILICONSOFTWARE and Vaddis are our registered trademarks. We have applied for federal trademark registration of the following trademarks:
VMD, the VMD logo, Virtual Multi-Channel Digital and SupraAV. All other trademarks, servicemarks or tradenames referred to in this prospectus are the property of their respective owners.

                               PROSPECTUS SUMMARY

THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED IN OTHER PARTS OF THIS PROSPECTUS. BECAUSE IT IS A SUMMARY, IT DOES NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE INVESTING IN OUR COMMON STOCK. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING "RISK FACTORS" AND THE FINANCIAL STATEMENTS AND RELATED NOTES, BEFORE MAKING AN INVESTMENT DECISION.

                                  ABOUT ZORAN

We develop and market integrated circuits, integrated circuit cores, which are "building blocks" for integrated circuits, and embedded software used by original equipment manufacturers in digital audio and video products for commercial and consumer markets. We also provide complete, copy-ready system reference designs based on our technology that help our customers produce commercial and consumer products more quickly and cost-effectively. Our integrated circuits are used in a variety of commercial and consumer products enabled by digital compression, including digital versatile disc, or DVD, players, Super Video CD players, digital speakers and audio systems, filmless digital cameras, and professional and consumer video editing systems manufactured by companies such as Dolby Laboratories, Pinnacle Systems, Sharp and Toshiba.

Historically, video images and audio soundtracks have been transmitted, edited and stored almost exclusively using analog formats. More recently, however, advances in technology have allowed audio and video to be processed and stored in digital form. One of the most significant barriers to the widespread adoption of digital technology has been the huge amount of data required to represent images and sounds in a digital format, making cost-effective storage or transmission impractical. Through digital compression techniques, a substantial number of the redundancies inherent in audio and video data can be identified and eliminated, significantly reducing the overall amount of data, while retaining high-quality sound and images.

Established and emerging compression standards specify data formats in which compressed data must be presented in order to enable products from different vendors to interact and permit the capture, transmission, storage and display of audio and video data in digital format. These standards do not, however, specify the compression methodologies to be employed or additional functionality which may be used to enhance or manipulate digital signals and do not determine image or sound quality or compression efficiency. Integrated circuit manufacturers differentiate their products on the basis of the quality of their compression solution.

Original equipment manufacturers are seeking to integrate multiple functions on individual chips in order to reduce their costs, speed their time-to-market and produce smaller products with reduced power consumption. They also seek solutions that can be easily integrated into commercial and consumer products. The current challenge to manufacturers of compression integrated circuits is, therefore, to provide product manufacturers with high-quality, cost-effective, standards-based solutions that deliver flexible control, image enhancement, audio effects and other functions in addition to compression.

We provide feature-rich, cost-effective, standards-based solutions for a broad range of digital audio and video applications. We were a pioneer in the development of high performance digital signal processor products, and have developed expertise in integrated circuit design, mathematical algorithms and software development, as well as proprietary digital signal processing techniques, and audio and video compression technologies. The key elements of our solution are:

  - STANDARDS-PLUS METHODOLOGY. We enable original equipment manufacturers to improve image and sound quality and deliver superior products to end users by adding more features around compression standards, such as more efficient use of memory, processing and communication resources, as well as audio and image enhancement algorithms.

  - EXPANDABLE AND PROGRAMMABLE ARCHITECTURE. We can vary the architecture of our chips by adding or deleting modules, and we can also modify the software embedded in the chips themselves to address specific applications. We also license ready-to-manufacture cores that can be integrated into our customers' integrated circuits.

  - INTEGRATED SYSTEM SOLUTIONS. We help our customers meet their total system requirements by providing integrated products that combine hardware and software to address required system functions and features on a single integrated circuit or chip set.

  - COST-EFFECTIVE PRODUCTS. We focus on reducing the feature size, power requirements and number of integrated circuits necessary to perform required system functions, including compression functions. This reduces our customers' manufacturing costs for their products which incorporate our integrated circuits, and also reduces the operating costs for these products, enabling the use of our products in a broader range of high volume applications.

  - COPY-READY SYSTEM REFERENCE DESIGNS. We provide our customers with a broad range of engineering reference boards and products complete with device driver software, embedded software and detailed schematics. These products substantially shorten our customers' product design time.

We provide cost-effective, high-performance digital audio and video solutions addressing selected high growth applications enabled by compression in evolving multimedia markets. Key elements of our strategy include:

  - Focus on emerging high-growth products including DVD and Super Video CD players, filmless digital cameras, digital speakers and PC video;

  - Leverage our existing technology and expertise to related applications including Internet audio and video appliances, digital television and television set-top boxes, as well as personal digital audio and video devices;

  - Further penetrate key international markets such as China, Taiwan and Korea;

  - Extend our technological leadership by using our multi-disciplinary expertise to develop new technologies for compression of digital audio and video; and

  - Expand our strategic partnerships by working closely in the product definition, development and marketing processes with leading manufacturers of products that incorporate our integrated circuits.

To implement our strategy, we have established a direct sales force located at several sales and marketing offices, and a worldwide network of independent sales representatives and distributors.

                                  THE OFFERING

Common stock offered by Zoran................  2,500,000 shares

Common stock offered by the selling            500,000 shares
  stockholders...............................

Common stock to be outstanding after this      13,395,535 shares(1)
  offering...................................

Use of proceeds..............................  We intend to use the proceeds for general corporate purposes, principally working
                                               capital and capital expenditures. See "Use of
                                               Proceeds."

Nasdaq National Market symbol................  ZRAN

---------------------
(1) This share number is based on shares outstanding as of October 31, 1999, but excludes:

    - 2,028,597 shares of common stock issuable upon exercise of outstanding options with a weighted average exercise price of $10.35 per share, and 138,000 shares reserved for future grant under our option plan;

    - 75,000 shares of common stock issuable upon exercise of outstanding warrants, with an average exercise price of $24.31 per share; and

    - 161,558 shares of common stock reserved for issuance under our employee stock purchase plan.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (in thousands, except per share data)

                                                                                                         NINE MONTHS
                                                                                                            ENDED
                                                            YEARS ENDED DECEMBER 31,                    SEPTEMBER 30,
                                              ----------------------------------------------------   -------------------
                                                1994       1995       1996       1997       1998       1998       1999
                                              --------   --------   --------   --------   --------   --------   --------
                                                                                                         (UNAUDITED)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Total revenue...............................  $ 9,499    $23,464    $44,109    $44,927    $44,225    $30,089    $41,619
Operating income (loss).....................   (4,441)     1,494      2,001      3,899         90       (626)     2,945
Net income (loss)...........................  $(4,895)   $   948    $ 2,363    $ 4,229    $   929    $    56    $ 3,338
Basic net income (loss) per share(1)........  $ (4.82)   $  0.35    $  0.27    $  0.45    $  0.09    $  0.01    $  0.32
Diluted net income (loss) per share(1)......  $ (4.82)   $  0.11    $  0.22    $  0.38    $  0.08    $  0.01    $  0.28
Shares used to compute basic net income
  (loss) per share(1).......................    1,015      2,391      8,802      9,412     10,042      9,988     10,578
Shares used to compute diluted net income
  (loss) per share(1).......................    1,015      8,397     10,661     11,072     11,119     10,970     11,865

                                                                 SEPTEMBER 30, 1999
                                                              -------------------------
                                                               ACTUAL    AS ADJUSTED(2)
                                                              --------   --------------
                                                                     (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments...........  $18,448       $ 100,261
Working capital.............................................   37,389         119,202
Total assets................................................   54,152         135,965
Long-term debt..............................................       --              --
Accumulated deficit.........................................  (40,838)        (40,838)
Total stockholders' equity..................................   41,962         123,775

------------------------
(1) See Note 2 of Notes to Consolidated Financial Statements for a description of the computation of the number of shares and net income (loss) per share.
(2) The "as adjusted" column reflects the sale by us of 2,500,000 shares in this offering at an assumed offering price of $34.63 per share after deducting the estimated underwriting discount and offering expenses, and the application of the net proceeds from the offering.

                                  RISK FACTORS

YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS AND OTHER INFORMATION CONTAINED IN THIS PROSPECTUS BEFORE DECIDING TO INVEST IN OUR COMMON STOCK. INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW MAY NOT BE THE ONLY ONES WE FACE. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS COULD BE HARMED AND THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT. PLEASE SEE THE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS" ON PAGE 19 OF THIS PROSPECTUS.

OUR QUARTERLY REVENUES AND OPERATING RESULTS FLUCTUATE DUE TO A VARIETY OF FACTORS, WHICH MAY RESULT IN VOLATILITY OR A DECLINE IN THE PRICE OF OUR STOCK.

Our quarterly operating results have varied significantly due to a number of factors, including:

  - fluctuation in demand for our products;

  - the timing of new product introductions by us and our competitors;

  - the level of market acceptance of new and enhanced versions of our products and our customers' products;

  - the timing of large customer orders;

  - the length and variability of the sales cycle for our products;

  - the cyclical nature of the semiconductor industry;

  - the availability of development funding and the timing of development revenue;

  - changes in the mix of products sold;

  - seasonality in demand for our products;

  - competitive pricing pressures; and

  - the evolving and unpredictable nature of the markets for products incorporating our integrated circuits and embedded software.

We expect that our operating results will continue to fluctuate in the future as a result of these factors and a variety of other factors, including:

  - the cost and availability of adequate foundry capacity;

  - fluctuations in manufacturing yields;

  - the emergence of new industry standards;

  - product obsolescence; and

  - the amount of research and development expenses associated with new product introductions.

Our operating results could also be harmed by:

  - economic conditions generally or in various geographic areas where we or our customers do business;

  - other conditions affecting the timing of customer orders; or

  - a downturn in the markets for our customers' products, particularly the consumer electronics market.

These factors are difficult or impossible to forecast. We place orders to purchase our products from independent foundries several months in advance of the scheduled delivery date, often in advance of receiving non-cancelable orders from our customers. If anticipated shipments in any quarter are canceled or do not occur as quickly as expected, expense and inventory levels could be disproportionately high. If anticipated license revenues in any quarter are canceled or do not occur, gross margins may be reduced. A significant portion of our expenses are relatively fixed, and the timing of increases in expenses is based in large part on our forecast of future revenues. As a result, if revenues do not meet our expectations we may be unable to quickly adjust expenses to levels appropriate to actual revenues, which could harm our operating results.

As a result of these factors, our operating results may vary significantly from quarter to quarter. Any shortfall in revenues or net income from levels expected by securities analysts could cause a decline in the trading price of our stock.

OUR SUCCESS FOR THE FORESEEABLE FUTURE WILL BE DEPENDENT ON GROWTH IN DEMAND FOR INTEGRATED CIRCUITS FOR DIGITAL VERSATILE DISC, OR DVD, SUPER VIDEO CD, DIGITAL AUDIO, VIDEO EDITING AND FILMLESS DIGITAL CAMERA APPLICATIONS AND OUR ABILITY TO MARKET AND SELL OUR PRODUCTS TO MANUFACTURERS WHO INCORPORATE THOSE TYPES OF INTEGRATED CIRCUITS INTO THEIR PRODUCTS.

In the first nine months of 1999, we derived a majority of our product revenues from the sale of integrated circuits for DVD and Super Video CD applications. We expect that sales of our products for DVD and Super Video CD applications, digital audio applications and video editing applications will continue to account for a significant portion of our revenues for the near future. Our ability to sell our recently introduced products for filmless digital camera applications will also have a significant impact on our financial performance for the foreseeable future. If the markets for these products and applications decline or fail to develop as expected, or we are not successful in our efforts to market and sell our products to manufacturers who incorporate integrated circuits into these products, our financial results will be harmed.

OUR CUSTOMERS EXPERIENCE FLUCTUATING PRODUCT CYCLES AND SEASONALITY, WHICH CAUSES OUR SALES TO FLUCTUATE.

Because the markets our customers serve are characterized by numerous new product introductions and rapid product enhancements, our operating results may vary significantly from quarter to quarter. During the final production of a mature product, our customers typically exhaust their existing inventory of our products. Consequently, orders for our products may decline in those circumstances, even if our products are incorporated into both mature products and replacement products. A delay in the customer's transition to commercial production of a replacement product would delay our ability to recover the lost sales from the discontinuation of the related mature product. Our customers also experience significant seasonality in the sales of their consumer products, which affects their orders of our products. Typically, the fourth calendar quarter represents a disproportionate percentage of sales for our customers due to the holiday period, and therefore a disproportionate percentage of our sales. We expect these sales fluctuations to continue for the foreseeable future.

PRODUCT SUPPLY AND DEMAND IN THE SEMICONDUCTOR INDUSTRY IS SUBJECT TO CYCLICAL VARIATIONS.

The semiconductor industry is subject to cyclical variations in product supply and demand. Downturns in the industry often occur in connection with, or anticipation of, maturing product cycles for both semiconductor companies and their customers and declines in general economic conditions. These downturns have been characterized by abrupt fluctuations in product demand, production over-capacity and accelerated decline of average selling prices. In some cases, these downturns have lasted more than one year. A downturn in the semiconductor industry could harm our sales and revenues if demand drops or our gross margins if average selling prices decline.

THE DEVELOPMENT AND EVOLUTION OF MARKETS FOR OUR INTEGRATED CIRCUITS IS DEPENDENT ON FACTORS SUCH AS INDUSTRY STANDARDS, OVER WHICH WE HAVE NO CONTROL; FOR EXAMPLE, IF MANUFACTURERS ADOPT NEW OR COMPETING INDUSTRY STANDARDS WITH WHICH OUR PRODUCTS ARE NOT COMPATIBLE, OUR EXISTING PRODUCTS WOULD BECOME LESS DESIRABLE TO THE MANUFACTURERS AND OUR SALES WOULD SUFFER.

The emergence of markets for our products is affected by a variety of factors beyond our control. In particular, our products are designed to conform to current specific industry standards. Manufacturers may not continue to follow these standards, which would make our products less desirable to manufacturers and reduce our sales. Also, competing standards may emerge that are preferred by manufacturers, which could also reduce our sales and require us to make significant expenditures to develop new products. The emergence of new markets for our products is also dependent in part upon third parties developing and marketing content in a format compatible with commercial and consumer products that incorporate our products. If content compatible with commercial and consumer products that incorporate our products is not available, manufacturers may not be able to sell products incorporating our integrated circuits, and our sales to manufacturers would suffer.

WE RELY ON INDEPENDENT FOUNDRIES AND CONTRACTORS FOR THE MANUFACTURE, ASSEMBLY AND TESTING OF OUR INTEGRATED CIRCUITS, AND THE FAILURE OF ANY OF THESE THIRD PARTIES TO DELIVER PRODUCTS OR OTHERWISE PERFORM AS REQUESTED COULD DAMAGE OUR RELATIONSHIPS WITH OUR CUSTOMERS AND HARM OUR SALES AND FINANCIAL RESULTS.

We do not operate any manufacturing facilities, and we rely on independent foundries to manufacture substantially all of our products. These independent foundries fabricate products for other companies and may also produce products of their own design. From time to time there are manufacturing capacity shortages in the semiconductor industry. We do not have long-term supply contracts with any of our suppliers, including our principal supplier, Taiwan Semiconductor Manufacturing Company, or TSMC. Therefore, TSMC is not obligated to manufacture products for us for any specific period, in any specific quantity or at any specified price, except as may be provided in a particular purchase order.

Our reliance on independent foundries involves a number of risks, including:

  - the inability to obtain adequate manufacturing capacity;

  - the unavailability of or interruption in access to certain process technologies necessary for manufacture of our products;

  - reduced control over delivery schedules;

  - reduced control over quality assurance;

  - reduced control over manufacturing yields and cost; and

  - potential misappropriation of our intellectual property.

In addition, TSMC and some of our other foundries are located in areas of the world which are subject to natural disasters such as earthquakes. While the recent earthquake in Taiwan did not have a material impact on our independent foundries, a similar event centered near TSMC's facility could severely reduce TSMC's ability to manufacture our integrated circuits. The loss of any of our manufacturers as a supplier, our inability to expand the supply of our products in response to increased demand, or our inability to obtain timely and adequate deliveries from our current or future suppliers due to a natural disaster or any other reason could delay or reduce shipments of our products. Any of these circumstances could damage our relationships with current and prospective customers and harm our sales and financial results.

We also rely on independent contractors for the assembly and testing of our products. At present, all of our semiconductor products are assembled by one of three independent contractors: ASE, Amkor or ASAT. Our semiconductor products are tested by these contractors or other independent contractors. Our reliance on independent assembly and testing houses limits our control over delivery schedules, quality assurance and product cost. Disruptions in the services provided by our assembly or testing houses or other circumstances that would require us to seek alternative sources of assembly or testing could lead to supply constraints or delays in the delivery of our products. These constraints or delays could damage our relationships with current and prospective customers and harm our sales and financial results.

BECAUSE FOUNDRY CAPACITY IS LIMITED WE MAY BE REQUIRED TO ENTER INTO COSTLY LONG-TERM SUPPLY ARRANGEMENTS TO SECURE FOUNDRY CAPACITY.

If we are not able to obtain additional foundry capacity as required, our relationships with our customers would be harmed and our sales would likely be reduced. In order to secure additional foundry capacity, we have considered and will continue to consider various arrangements with suppliers, which could include, among others:

  - option payments or other prepayments to a foundry;

  - nonrefundable deposits with or loans to foundries in exchange for capacity commitments;

  - contracts that commit us to purchase specified quantities of silicon wafers over extended periods;

  - issuance of our equity securities to a foundry;

  - investment in a foundry;

  - joint ventures; or

  - other partnership relationships with foundries.

We may not be able to make any such arrangement in a timely fashion or at all, and such arrangements, if any, may not be on terms favorable to us. Moreover, if we are able to secure foundry capacity, we may be obligated to utilize all of that capacity or incur penalties. Such penalties may be expensive and could harm our financial results.

IF OUR INDEPENDENT FOUNDRIES DO NOT ACHIEVE SATISFACTORY YIELDS, OUR RELATIONSHIPS WITH OUR CUSTOMERS MAY BE HARMED.

The fabrication of silicon wafers is a complex process. Minute levels of contaminants in the manufacturing environment, defects in photomasks used to print circuits on a wafer, difficulties in the fabrication process or other factors can cause a substantial portion of the integrated circuits on a wafer to be non-functional. Many of these problems are difficult to detect at an early stage of the manufacturing process and may be time consuming and expensive to correct. As a result, foundries often experience problems achieving acceptable yields, which are represented by the number of good integrated circuits as a proportion of the number of total integrated circuits on any particular wafer. Poor yields from our independent foundries would reduce our ability to deliver our products to customers, harm our relationships with our customers, and harm our business.

TO BE SUCCESSFUL, WE MUST EFFICIENTLY DEVELOP NEW AND ENHANCED PRODUCTS TO MEET RAPIDLY CHANGING CUSTOMER REQUIREMENTS AND INDUSTRY STANDARDS.

The markets for our products are characterized by:

  - rapidly changing technologies;

  - evolving industry standards;

  - frequent new product introductions; and

  - short product life cycles.

We expect to increase our product development expenses, and our future success will depend to a substantial degree upon our ability to develop and introduce, on a timely and cost-effective basis, new and enhanced products that meet rapidly changing customer requirements and industry standards. We may not successfully develop, introduce or manage the transition to new products. Delays in the introduction or shipment of new or enhanced products, lack of market acceptance for such products or problems associated with new product transitions could harm our sales and financial results.

WE FACE COMPETITION OR POTENTIAL COMPETITION FROM COMPANIES WITH GREATER RESOURCES THAN OURS, AND IF WE ARE UNABLE TO COMPETE EFFECTIVELY WITH THESE COMPANIES, OUR MARKET SHARE MAY DECLINE AND OUR BUSINESS COULD BE HARMED.

Competition in the compression technology market has historically been dominated by large companies such as STMicroelectronics and companies that develop and use their own integrated circuits, such as Sony. As this market continues to develop, we face competition from other large semiconductor vendors, including:

  - C-Cube Microsystems;

  - LSI Logic;

  - Cirrus Logic (Crystal Semiconductor);

  - Fujitsu; and

  - Motorola.

For example, in the markets for JPEG-based products for use in filmless digital cameras, LSI Logic and Ricoh are providing system-on-a-chip solutions to third parties. We also face competition from internally-developed solutions developed and used by major Japanese original equipment manufacturers, who may also be our customers.

Many of our existing and potential competitors have substantially greater resources than ours in many areas, including:

  - finances;

  - manufacturing;

  - technology;

  - marketing; and

  - distribution.

Many of our competitors have broader product lines and longer standing relationships with customers than we do. Moreover, our competitors may foresee the course of market developments more accurately than we do and could in the future develop new technologies that compete with our products or even render our products obsolete. In addition, a number of private companies have announced plans for new products to address the same digital multimedia compression problems that our products address. If we are unable to compete successfully against our current and future competitors, we could experience price reductions, order cancellations and reduced gross margins, any one of which could harm our business.

The DVD market is just emerging, and additional competitors are expected to enter the market for DVD players and software. We believe that several large Japanese consumer electronics companies may be planning to enter this market and may, accordingly, attempt to develop MPEG 2 hardware or software that may be competitive with our products. Some of these potential competitors may develop captive implementations for use only with their own PC and consumer electronics products. It is also possible that application software vendors, such as Microsoft, may attempt to enter the DVD application market in the future. This increased competition may result in price reductions, reduced profit margins and loss of market share.

OUR PRODUCTS ARE CHARACTERIZED BY AVERAGE SELLING PRICES THAT DECLINE OVER RELATIVELY SHORT TIME PERIODS; IF WE ARE UNABLE TO REDUCE OUR COSTS OR INTRODUCE NEW PRODUCTS WITH HIGHER AVERAGE SELLING PRICES, OUR FINANCIAL RESULTS WOULD SUFFER.

Average selling prices for our products decline over relatively short time periods. Many of our manufacturing costs are fixed. When our average selling prices decline, our revenues decline unless we sell more units, and our gross margins decline unless we are able to reduce our manufacturing costs by a commensurate amount. Our operating results suffer when gross margins decline. We may experience these problems in the future and cannot predict when they may occur or their severity.

WE DERIVE MOST OF OUR REVENUE FROM SALES TO A SMALL NUMBER OF LARGE CUSTOMERS, AND IF WE ARE NOT ABLE TO RETAIN THESE CUSTOMERS, OR THEY RESCHEDULE, REDUCE OR CANCEL ORDERS, OUR REVENUES WOULD BE REDUCED AND OUR FINANCIAL RESULTS WOULD SUFFER.

Our largest customers account for a substantial percentage of our revenues. In 1998, sales to Fujifilm accounted for 22.7% of our total revenues, including 26.5% of our product sales, and sales to Pinnacle accounted for 14.3% of revenues, including 18.8% of product sales. During the nine months ended September 30, 1999, sales to Fujifilm accounted for 41.5% of our total revenues, including 47.2% of product sales, and sales to Pinnacle accounted for 7.9% of revenues, including 9.5% of product sales. During 1998, our four largest customers accounted for approximately 45.7% of our revenues and for the nine months ended September 30, 1999, our four largest customers accounted for approximately 61.0% of our revenues. Sales to these large customers have varied significantly from year to year and will continue to fluctuate in the future. These sales also may fluctuate significantly from quarter to quarter. We may not be able to retain our key customers or these customers may cancel purchase orders or reschedule or decrease their level of purchases from us. Any substantial decrease or delay in sales to one or more of our key customers could harm our sales and financial results. In addition, any difficulty in collecting amounts due from one or more key customers could harm our financial results.

WE ARE DEPENDENT ON OUR RELATIONSHIP WITH FUJIFILM FOR A SIGNIFICANT PERCENTAGE OF OUR PRODUCT SALES, AND IF THIS RELATIONSHIP WERE TERMINATED, OUR BUSINESS WOULD BE SEVERELY HARMED.

Fujifilm has been our largest customer in three of the last five years. Fujifilm purchases our products primarily as a distributor. Under our arrangement with Fujifilm, Fujifilm acts as the primary distributor in Japan of products developed by us under development contracts with Fujifilm. Fujifilm also sells some of these products in Japan under its own name. We may sell these products directly in Japan only to specified customers and must first buy the products from Fujifilm. Fujifilm provides more sales and marketing support than our other distributors. Fujifilm also has a nonexclusive license to distribute most of our products outside of Japan. Fujifilm has provided wafer manufacturing services on a most-favored terms basis to us since 1993 and has also provided funding to support our development efforts. If our relationship with Fujifilm were terminated, our business would be severely harmed.

OUR PRODUCTS GENERALLY HAVE LONG SALES CYCLES AND IMPLEMENTATION PERIODS, WHICH INCREASES OUR COSTS IN OBTAINING ORDERS AND REDUCES THE PREDICTABILITY OF OUR EARNINGS.

Our products are technologically complex. Prospective customers generally must make a significant commitment of resources to test and evaluate our products and to integrate them into larger systems. As a result, our sales process is often subject to delays associated with lengthy approval processes that typically accompany the design and testing of new products. The sales cycles of our products often last for many months or even years. Longer sales cycles require us to invest significant resources in attempting to make sales and delay the generation of revenue.

Long sales cycles also subject us to other risks, including customers' budgetary constraints, internal acceptance reviews and cancellations. In addition, orders expected in one quarter could shift to another because of the timing of customers' purchase decisions. The time required for our customers to incorporate our products into their own can vary significantly with the needs of our customers and generally exceeds several months, which further complicates our planning processes and reduces the predictability of our operating results.

WE ARE NOT PROTECTED BY LONG-TERM CONTRACTS WITH OUR CUSTOMERS.

We generally do not enter into long-term purchase contracts with our customers, and we cannot be certain as to future order levels from our customers. When we do enter into a long-term contract, the contract is generally terminable at the convenience of the customer. In the event of an early termination by one of our major customers, it is unlikely that we will be able to rapidly replace that revenue source, which would harm our financial results.

WE ARE DEPENDENT UPON OUR INTERNATIONAL SALES AND OPERATIONS; ECONOMIC, POLITICAL OR MILITARY EVENTS IN A COUNTRY WHERE WE MAKE SIGNIFICANT SALES OR HAVE SIGNIFICANT OPERATIONS COULD INTERFERE WITH OUR SUCCESS OR OPERATIONS THERE AND HARM OUR BUSINESS.

During 1998, 59.4% of our total revenues were derived from international sales, and during the nine months ended September 30, 1999, 75.7% of our total revenues were derived from international sales. We anticipate that international sales will continue to represent a significant portion of our total revenues for the foreseeable future. In addition, substantially all of our semiconductor products are manufactured, assembled and tested outside of the United States by independent foundries and subcontractors.

We are subject to the risks inherent in doing business internationally, including:

  - unexpected changes in regulatory requirements;

  - fluctuations in exchange rates;

  - political and economic instability;

  - imposition of tariffs and other barriers and restrictions; and

  - the burdens of complying with a variety of foreign laws.

The majority of our research and development personnel and facilities and a significant portion of our sales personnel are located in Israel. Political, economic and military conditions in Israel directly affect our operations. Some of our officers and employees in Israel are obligated to perform up to 39 days of military reserve duty annually. The absence of these employees for significant periods during the work week may cause us to operate inefficiently during these periods.

During 1998, we opened an office in Shenzhen, China. Our operations in China will be subject to the economic and political uncertainties affecting that country. For example, the Chinese economy has experienced significant growth in the past decade, but such growth has been uneven across geographic and economic sectors and has recently been slowing. This growth may continue to decrease and any slow down may have a negative effect on our business. The Chinese economy is also experiencing deflation which may continue in the future. This deflation could result in devaluation of the Chinese Yuan, which could reduce our sales to the Chinese market.

THE PRICES OF OUR PRODUCTS MAY BECOME LESS COMPETITIVE DUE TO FOREIGN EXCHANGE FLUCTUATIONS.

Foreign currency fluctuations may affect the prices of our products. Prices for our products are currently denominated in U.S. dollars for sales to our customers throughout the world. If there is a significant devaluation of the currency in a specific country, the prices of our products will increase relative to that country's currency and our products may be less competitive in that country. Also, we cannot be sure that our international customers will continue to be willing to place orders denominated in U.S. dollars. If they do not, our revenue and operating results will be subject to foreign exchange fluctuations.

OUR ABILITY TO COMPETE COULD BE JEOPARDIZED IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS FROM CHALLENGES BY THIRD PARTIES.

Our success and ability to compete depend in large part upon protecting our proprietary technology. We rely on a combination of patent, trade secret, copyright and trademark laws, non-disclosure and other contractual agreements and technical measures to protect our proprietary rights. These agreements and measures may not be sufficient to protect our technology from third-party infringement, or to protect us from the claims of others. Monitoring unauthorized use of our products is difficult and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. The laws of certain foreign countries in which our products are or may be developed, manufactured or sold, including various countries in Asia, may not protect our products or intellectual property rights to the same extent as do the laws of the United States and thus make the possibility of piracy of our technology and products more likely in these countries. If competitors are able to use our technology, our ability to compete effectively could be harmed.

WE COULD BECOME SUBJECT TO CLAIMS AND LITIGATION REGARDING INTELLECTUAL PROPERTY RIGHTS, WHICH COULD SERIOUSLY HARM OUR BUSINESS AND REQUIRE US TO INCUR SIGNIFICANT COSTS.

In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. In the past, we have been subject to claims and litigation regarding alleged infringement of other parties' intellectual property rights. We could become subject to litigation in the future either to protect our intellectual property or as a result of allegations that we infringe others' intellectual property rights. Claims that our products infringe proprietary rights would force us to defend ourselves and possibly our customers or manufacturers against the alleged infringement. These claims and any resulting lawsuit, if successful, could subject us to significant liability for damages and invalidation of our proprietary rights. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation could force us to do one or more of the following:

  - stop selling our products that incorporate the challenged intellectual property;

  - obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms or at all;

  - pay damages; or

  - redesign those products that use such technology.

If we are forced to take any of the foregoing actions, our business could be severely harmed.

IF NECESSARY LICENSES OF THIRD-PARTY TECHNOLOGY ARE NOT AVAILABLE TO US OR ARE VERY EXPENSIVE, OUR PRODUCTS COULD BECOME OBSOLETE.

From time to time we may be required to license technology from third parties to develop new products or product enhancements. Third party licenses may not be available to us on commercially reasonable terms, if at all. If we are unable to obtain any third-party license required to develop new products and product enhancements, we may have to obtain substitute technology of lower quality or performance standards or at greater cost, either of which could seriously harm the competitiveness of our products.

IF WE ARE NOT ABLE TO APPLY OUR NET OPERATING LOSSES AGAINST TAXABLE INCOME IN FUTURE PERIODS, OUR FINANCIAL RESULTS WILL BE HARMED.

Our future net income and cash flow will be affected by our ability to apply our net operating losses, which totaled approximately $36.0 million for federal tax reporting purposes as of December 31, 1998, against taxable income in future periods. Our net operating losses incurred prior to the consummation of our initial public offering in 1995 that we can use to reduce future taxable income for federal tax purposes are limited to approximately $3.0 million per year. Changes in tax laws in the United States may further limit our ability to utilize our net operating losses. Any further limitation on our ability to utilize our net operating losses could harm our financial condition. See Note 10 of Notes to Consolidated Financial Statements.

ANY ACQUISITIONS WE MAKE COULD DISRUPT OUR BUSINESS AND SEVERELY HARM OUR FINANCIAL CONDITION.

We intend to consider investments in complementary companies, products or technologies. While we have no current agreements to do so, we may acquire businesses, products or technologies in the future. In the event of any future acquisitions, we could:

  - issue stock that would dilute our current stockholders' percentage ownership;

  - incur debt;

  - assume liabilities;

  - incur amortization expenses related to goodwill and other intangible assets; or

  - incur large and immediate write-offs.

Our operation of any acquired business will also involve numerous risks, including:

  - problems combining the purchased operations, technologies or products;

  - unanticipated costs;

  - diversion of management's attention from our core business;

  - adverse effects on existing business relationships with customers;

  - risks associated with entering markets in which we have no or limited prior experience; and

  - potential loss of key employees, particularly those of the purchased organizations.

We may not be able to successfully integrate any businesses, products or technologies or personnel that we might acquire in the future and any failure to do so could disrupt our business and seriously harm our financial condition.

OUR PRODUCTS COULD CONTAIN DEFECTS, WHICH COULD REDUCE SALES OF THOSE PRODUCTS OR RESULT IN CLAIMS AGAINST US.

We develop complex and evolving products. Despite testing by us and our customers, errors may be found in existing or new products. This could result in, among other things, a delay in recognition or loss of revenues, loss of market share or failure to achieve market acceptance. These defects may cause us to incur significant warranty, support and repair costs, divert the attention of our engineering personnel from our product development efforts and harm our relationships with our customers. The occurrence of these problems could result in the delay or loss of market acceptance of our products and would likely harm our business. Defects, integration issues or other performance problems in our products could result in financial or other damages to our customers or could damage market acceptance of our products. Our customers could also seek damages from us for their losses. A product liability claim brought against us, even if unsuccessful, would likely be time consuming and costly to defend.

IF WE DO NOT MAINTAIN OUR CURRENT DEVELOPMENT CONTRACTS OR ARE UNABLE TO ENTER INTO NEW DEVELOPMENT CONTRACTS, OUR BUSINESS COULD BE HARMED.

We historically have generated a significant percentage of our total revenues from development contracts, primarily with key customers. These development contracts have provided us with partial funding for the development of some of our products. Under these contracts, we receive payments upon reaching certain development milestones. If we fail to achieve the milestones specified in our existing development contracts, if our existing contracts are terminated or we are unable to secure future development contracts, our ability to cost-effectively develop new products would be reduced and our business would be harmed.

WE MAY NEED ADDITIONAL FUNDS TO EXECUTE OUR BUSINESS PLAN, AND IF WE ARE UNABLE TO OBTAIN SUCH FUNDS, WE WILL NOT BE ABLE TO EXPAND OUR BUSINESS AS PLANNED.

We may require substantial additional capital to finance our future growth, secure additional foundry capacity and fund our ongoing research and development activities beyond 1999. Our capital requirements will depend on many factors, including:

  - acceptance of and demand for our products;

  - the types of arrangements that we may enter into with our independent foundries; and

  - the extent to which we invest in new technology and research and development projects.

To the extent that our existing sources of liquidity and cash flow from operations are insufficient to fund our activities, we may need to raise additional funds. If we raise additional funds through the issuance of equity securities, the percentage ownership of our existing stockholders would be reduced. Further, such equity securities may have rights, preferences or privileges senior to those of our common stock. Additional financing may not be available to us when needed or, if available, it may not be available on terms favorable to us.

IF WE FAIL TO MANAGE OUR FUTURE GROWTH, IF ANY, OUR BUSINESS WOULD BE HARMED.

We anticipate that our future growth, if any, will require us to recruit and hire a substantial number of new engineering, managerial, sales and marketing personnel. Our ability to manage our growth successfully will also require us to expand and improve our administrative, operational, management and financial systems and controls. Many of our key operations, including the major portion of our research and development operations and a significant portion of our sales and administrative operations, are located in Israel. A majority of our sales and marketing and certain of our research and development and administrative personnel, including our President and Chief Executive Officer and other officers, are based in the United States. The geographic separation of these operations places additional strain on our resources and our ability to effectively manage our growth. If we are unable to manage growth effectively, our business would be harmed.

WE RELY ON THE SERVICES OF OUR EXECUTIVE OFFICERS AND OTHER KEY PERSONNEL, WHOSE KNOWLEDGE OF OUR BUSINESS AND INDUSTRY WOULD BE EXTREMELY DIFFICULT TO REPLACE.

Our success depends to a significant degree upon the continuing contributions of our senior management. The loss of key management personnel could delay product development cycles or otherwise harm our business. We may not be able to retain the services of any of our key employees. We believe that our future success will also depend in large part on our ability to attract, integrate and retain highly-skilled engineering, managerial, sales and marketing personnel, both in the United States and in Israel. Competition for such personnel is intense, and we may not be successful in attracting, integrating and retaining such personnel. Failure to attract, integrate and retain key personnel could harm our ability to carry out our business strategy and compete with other companies.

THE ISRAELI RATE OF INFLATION MAY NEGATIVELY IMPACT OUR COSTS IF IT EXCEEDS THE RATE OF DEVALUATION OF THE NEW ISRAELI SHEKEL AGAINST THE U.S. DOLLAR.

A portion of the cost of our operations, relating mainly to our personnel and facilities in Israel, is incurred in New Israeli Shekels. As a result, we bear the risk that the rate of inflation in Israel will exceed the rate of devaluation of the New Israeli Shekel in relation to the dollar, which will increase our costs as expressed in dollars. To date, we have not engaged in hedging transactions. In the future, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the U.S. dollar against the New Israeli Shekel. These measures may not adequately protect us from the impact of inflation in Israel.

THE GOVERNMENT PROGRAMS WE PARTICIPATE IN AND TAX BENEFITS WE RECEIVE REQUIRE US TO MEET SEVERAL CONDITIONS AND MAY BE TERMINATED OR REDUCED IN THE FUTURE, WHICH WOULD INCREASE OUR COSTS.

In the nine months ended September 30, 1999, we received an aggregate of $486,000 in grants for research and development from the Chief Scientist in Israel's Ministry of Industry and Trade. To continue to be eligible for these grants, our development projects must be approved by the Chief Scientist on a case-by-case basis. If our development projects are not approved by the Chief Scientist, we will not receive grants to fund these projects, which would increase our research and development costs. We also receive tax benefits, in particular exemptions and reductions as a result of the "Approved Enterprise" status of our existing operations in Israel. To be eligible for these tax benefits, we must maintain our Approved Enterprise status by meeting conditions, including making specified investments in fixed assets located in Israel and investing additional equity in our Israeli subsidiary. If we fail to meet these conditions in the future, the tax benefits would be canceled and we could be required to refund the tax benefits already received. These tax benefits may not be continued in the future at their current levels or at any level. Israeli governmental authorities have indicated that the government may reduce or eliminate these benefits in the future, which would harm our business.

WE HAVE ANTI-TAKEOVER PROVISIONS IN OUR CHARTER DOCUMENTS AND THERE ARE PROVISIONS OF DELAWARE LAW THAT COULD PREVENT OR DELAY A CHANGE IN CONTROL OF OUR COMPANY.

Our certificate of incorporation, our bylaws and Delaware law contain provisions that could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. These include provisions:

  - prohibiting a merger with a party that has acquired control of 15% or more of our outstanding common stock, such as a party that has completed a successful tender offer, until three years after that party acquired control of 15% of our outstanding common stock;

  - authorizing the issuance of up to 3,000,000 shares of "blank check" preferred stock;

  - eliminating stockholders' rights to call a special meeting of stockholders; and

  - requiring advance notice of any stockholder nominations of candidates for election to our board of directors.

WE FACE A NUMBER OF UNKNOWN RISKS ASSOCIATED WITH YEAR 2000 PROBLEMS THAT COULD RESULT IN CLAIMS AGAINST US OR IMPAIR THE USE OF OUR PRODUCTS BY OUR CUSTOMERS.

The year 2000 computer issue creates a variety of risks for us. The year 2000 computer problem refers to the potential for system and processing failures of date-related data as a result of computer-controlled systems using two digits, rather than four digits, to define the applicable year. For example, computer programs that have time sensitive software may recognize a date represented as "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar business activities. The risks involve:

  - potential warranty or other claims by our customers arising from errors in products;

  - errors in systems we use to run our business;

  - errors in systems used by our suppliers, manufacturers and customers; and

  - potential reduced spending by end-users on digital consumer multimedia products as a result of concerns over the impact that the year 2000 computer problem may have on such products.

We have designed our products for use in the year 2000 and beyond and believe that they are year 2000 compliant. However, our products are generally integrated into larger products sold to end-users. Each of our customers' products involve different combinations of third party products. We cannot evaluate whether all of their products are year 2000 compliant. We may face claims based on year 2000 problems in other companies' products or based on issues arising from the integration of multiple products within the overall product. Although no year 2000 claims have been made against us, we may in the future be required to defend our products against legal proceedings which could be expensive, regardless of the merits of these claims.

Our current and prospective customers' purchasing plans could be affected by year 2000 issues if they need to expend significant resources to fix their existing systems to become year 2000 compliant. This situation may reduce finds available to purchase our products.

OUR STOCK PRICE HAS FLUCTUATED AND MAY CONTINUE TO FLUCTUATE WIDELY.

The market price of our common stock has fluctuated significantly since our initial public offering in 1995. Between January 1, 1999 and November 17, 1999, the sales price of our common stock, as reported on the Nasdaq National Market, has ranged from a low of $8.50 to a high of $36.00. The market price of our common stock is subject to significant fluctuations in the future in response to a variety of factors, including:

  - announcements concerning our business or that of our competitors or customers;

  - quarterly variations in operating results;

  - announcements of technological innovations;

  - the introduction of new products or changes in product pricing policies by us or our competitors;

  - proprietary rights or other litigation;

  - changes in analysts' earnings estimates;

  - general conditions in the semiconductor industry; and

  - developments in the financial markets.

In addition, the stock market has, from time to time, experienced extreme price and volume fluctuations that have particularly affected the market prices for semiconductor companies or technology companies generally and which have been unrelated to the operating performance of the affected companies. Broad market fluctuations of this type may reduce the future market price of our common stock.

MANAGEMENT WILL HAVE BROAD DISCRETION OVER ALLOCATION OF PROCEEDS FROM THIS OFFERING.

The net proceeds to us from the sale of the 2,500,000 shares of common stock we are offering are estimated to be approximately $81.8 million after deducting the underwriting discount and estimated offering expenses. We currently have no specific plans for a significant portion of our net proceeds from this offering. Consequently, our management will have the discretion to allocate the net proceeds to uses that stockholders may not deem desirable. We may be unable to yield a significant return on any investment of the proceeds. Substantially all of our proceeds from the offering will be invested in short-term, interest-bearing, investment-grade securities immediately following the offering.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements include, among others, statements regarding our product development plans, use of proceeds, projected capital expenditures, liquidity and business strategy. These statements may be found under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Business." Forward-looking statements typically are identified by use of terms such as "may," "will," "expect," "anticipate," "estimate" and similar words, although some forward-looking statements are expressed differently. You should be aware that our actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including the matters discussed under "Risk Factors" and in other sections of this prospectus, which address various factors that could cause our actual results to differ from those set forth in the forward-looking statements.

                                USE OF PROCEEDS

We estimate that the net proceeds from the sale of the 2,500,000 shares of common stock we are offering will be approximately $81.8 million. If the underwriters fully exercise the over-allotment option, the net proceeds will be approximately $96.6 million. "Net proceeds" is what we expect to receive after we pay the underwriting discount and other estimated expenses for this offering. For the purpose of estimating net proceeds, we are assuming that the public offering price will be $34.63 per share. We will not receive any proceeds from the sale of shares by the selling stockholders.

We expect to use the net proceeds for working capital and general corporate purposes, which may include the purchase of equipment and the expansion of facilities. We also may use a portion of the net proceeds to acquire or invest in businesses, technologies, products or services that are complementary to our business. From time to time we have discussed potential strategic acquisitions and investments with third parties. We are not currently in discussions regarding any acquisitions or investments and have no agreements or commitments to complete any such transaction. Pending our uses of the proceeds, we intend to invest the net proceeds of this offering primarily in short-term, investment-grade, interest-bearing instruments.

                                DIVIDEND POLICY

We have not declared or paid any cash dividends on our capital stock and do not anticipate paying any cash dividends in the foreseeable future. Our current policy is to retain all of our earnings to finance the growth and development of our business.

                          PRICE RANGE OF COMMON STOCK

Our common stock has been quoted on the Nasdaq National Market under the symbol "ZRAN" since our initial public offering on December 15, 1995. The following table sets forth, for the periods indicated, the high and low sales prices of the common stock, as reported on the Nasdaq National Market.

                                                               HIGH       LOW
                                                             --------   --------
1997:
First Quarter..............................................  $ 30.75    $ 15.75
Second Quarter.............................................  $ 26.50    $ 12.75
Third Quarter..............................................  $ 28.63    $ 17.50
Fourth Quarter.............................................  $ 26.63    $ 11.50

1998:
First Quarter..............................................  $ 18.25    $ 12.50
Second Quarter.............................................  $ 14.75    $  9.50
Third Quarter..............................................  $ 12.06    $  5.88
Fourth Quarter.............................................  $ 18.00    $  5.19

1999:
First Quarter..............................................  $ 20.13    $ 11.50
Second Quarter.............................................  $ 17.75    $  8.50
Third Quarter..............................................  $ 36.00    $ 16.38
Fourth Quarter (through November 16, 1999).................  $ 35.50    $ 20.44

On November 17, 1999, the last reported sale price of our common stock on the Nasdaq National Market was $34.63 per share. As of October 31, 1999, there were approximately 291 holders of record of our common stock.

                                 CAPITALIZATION

The following table sets forth our unaudited cash, cash equivalents and short-term investments and our unaudited capitalization as of September 30, 1999 on an actual basis and as adjusted to reflect the sale of the 2,500,000 shares of common stock that we are offering at an assumed public offering price of $34.63, after deducting the underwriting discount and estimated offering expenses:

                                                                SEPTEMBER 30, 1999
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                              (IN THOUSANDS, EXCEPT
                                                                    SHARE AND
                                                                 PER SHARE DATA)
Cash, cash equivalents and short-term investments...........  $ 18,448     $100,261
                                                              ========     ========
Stockholders' Equity:
    Common stock: $0.001 par value; 20,000,000 shares
      authorized;
        10,834,296 shares issued and outstanding, actual;
          13,395,535
        shares issued and outstanding, as adjusted (1)......  $     10     $     13
    Additional paid-in capital..............................    81,590      163,400
    Warrants................................................       717          717
    Accumulated other comprehensive income..................       483          483
    Accumulated deficit.....................................   (40,838)     (40,838)
                                                              --------     --------
        Total stockholders' equity..........................    41,962      123,775
                                                              --------     --------
          Total capitalization..............................  $ 41,962     $123,775
                                                              ========     ========

---------------------
(1)  These share numbers exclude:

  - 1,961,423 shares of common stock issuable upon exercise of outstanding options with a weighted average exercise price of $9.52 per share;

  - 75,000 shares of common stock issuable upon exercise of outstanding warrants, with an exercise price of $24.31 per share; and

  - 198,170 shares of common stock reserved for issuance under our employee stock purchase plan.

                      SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the notes thereto included elsewhere in this prospectus. The following data, insofar as it relates to each of the years 1994 through 1998, has been derived from annual financial statements, including the consolidated balance sheets at December 31, 1997 and 1998 and the related consolidated statements of income and of cash flows for the three years ended December 31, 1998 and notes thereto appearing elsewhere in this prospectus. The consolidated balance sheets at December 31, 1994, 1995 and 1996 and the consolidated statements of operations for the years ended
December 31, 1994 and 1995 are derived from audited consolidated financial statements not included in this prospectus. The data for the nine months ended September 30, 1998 and 1999 has been derived from unaudited financial statements also appearing in this prospectus and which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods. The results of operations for the nine months ended September 30, 1999 are not necessarily indicative of the results that may be expected for the full year ending December 31, 1999, or any other future period.

                                                                                                                  NINE MONTHS
                                                                                                                     ENDED
                                                                     YEARS ENDED DECEMBER 31,                    SEPTEMBER 30,
                                                       ----------------------------------------------------   -------------------
                                                         1994       1995       1996       1997       1998       1998       1999
                                                       --------   --------   --------   --------   --------   --------   --------
                                                                                                                  (UNAUDITED)
                                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues:
  Product sales......................................  $ 6,243    $18,086    $35,503    $32,717    $33,465    $22,230    $34,728
  Software, licensing and development................    3,256      5,378      8,606     12,210     10,760      7,859      6,891
                                                       -------    -------    -------    -------    -------    -------    -------
      Total revenues.................................    9,499     23,464     44,109     44,927     44,225     30,089     41,619
                                                       -------    -------    -------    -------    -------    -------    -------
Costs and expenses:
  Cost of product sales..............................    4,677      9,306     20,262     16,032     19,036     12,750     18,497
  Research and development...........................    4,887      5,916      8,954     13,787     13,548      9,654      9,945
  Selling, general and administrative................    4,376      6,748     10,739     11,209     11,551      8,311     10,232
  Merger and related.................................       --         --      2,153         --         --         --         --
                                                       -------    -------    -------    -------    -------    -------    -------
      Total costs and expenses.......................   13,940     21,970     42,108     41,028     44,135     30,715     38,674
                                                       -------    -------    -------    -------    -------    -------    -------
Operating income (loss)..............................   (4,441)     1,494      2,001      3,899         90       (626)     2,945
Interest and other income (expense), net.............     (225)      (147)     1,027      1,258      1,071        696      1,226
                                                       -------    -------    -------    -------    -------    -------    -------
Income (loss) before income taxes....................   (4,666)     1,347      3,028      5,157      1,161         70      4,171
Provision for income taxes...........................      229        399        665        928        232         14        833
                                                       -------    -------    -------    -------    -------    -------    -------
Net income (loss)....................................  $(4,895)   $   948    $ 2,363    $ 4,229    $   929    $    56    $ 3,338
                                                       =======    =======    =======    =======    =======    =======    =======
Basic net income (loss) per share (1)................  $ (4.82)   $  0.35    $  0.27    $  0.45    $  0.09    $  0.01    $  0.32
                                                       =======    =======    =======    =======    =======    =======    =======
Diluted net income (loss) per share (1)..............  $ (4.82)   $  0.11    $  0.22    $  0.38    $  0.08    $  0.01    $  0.28
                                                       =======    =======    =======    =======    =======    =======    =======
Shares used to compute basic net income (loss) per
  share (1)..........................................    1,015      2,391      8,802      9,412     10,042      9,988     10,578
                                                       =======    =======    =======    =======    =======    =======    =======
Shares used to compute diluted net income (loss) per
  share (1)..........................................    1,015      8,397     10,661     11,072     11,119     10,970     11,865
                                                       =======    =======    =======    =======    =======    =======    =======

                                                                                 DECEMBER 31,                       SEPTEMBER 30,
                                                             ----------------------------------------------------   -------------
                                                               1994       1995       1996       1997       1998         1999
                                                             --------   --------   --------   --------   --------   -------------
                                                                                                                     (UNAUDITED)
                                                                                        (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments..........  $ 1,743    $21,438    $23,419    $22,376    $19,175       $18,448
Working capital (deficit)..................................   (2,272)    19,753     24,673     28,582     30,830        37,389
Total assets...............................................    7,205     31,264     41,382     50,944     49,170        54,152
Long-term debt, less current portion.......................    1,027        601         --         --         --            --
Accumulated deficit........................................  (52,545)   (51,697)   (49,334)   (45,105)   (44,176)      (40,838)
Total stockholders' equity (deficit).......................   (1,176)    20,917     28,530     34,286     36,186        41,962

---------------------------
(1) See Note 2 of Notes to Consolidated Financial Statements for a description of the computation of the number of shares and net income (loss) per share.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

YOU SHOULD READ THIS DISCUSSION TOGETHER WITH THE FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION INCLUDED IN THIS PROSPECTUS. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE INDICATED IN THE FORWARD-LOOKING STATEMENTS. PLEASE SEE THE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS" ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

From our inception in 1981 through 1991, we derived the substantial majority of our revenue from digital filter processors and vector signal processors used principally in military, industrial and medical applications. In 1989, we repositioned our business to develop and market data compression products for the evolving multimedia markets and discontinued development of digital filter processor and vector signal processor products. In 1994, we discontinued production of these products. Our current lines of digital audio and video products include integrated circuits and related products used in digital versatile disc players, movie and home theater systems, filmless digital cameras and video editing systems.

In December 1996, we expanded our compression based product offerings through the acquisition of CompCore Multimedia, a provider of software-based compression products and cores for audio and video decoder integrated circuits.

We derive most of our revenues from the sale of our integrated circuit products. Historically, average selling prices in the semiconductor industry in general, and for our products in particular, have decreased over the life of a particular product. Average selling prices for our hardware products have fluctuated substantially from period to period, primarily as a result of changes in our customer mix of original equipment manufacturer, or OEM, sales versus sales to distributors and the transition from low-volume to high-volume production. During 1997 and 1998, we reduced the prices of some of our products in order to better penetrate the consumer market. We believe that, as our product lines continue to mature and competitive markets evolve, we are likely to experience further declines in the average selling prices of our products, although we cannot predict the timing and amount of such future changes with any certainty.

Our cost of product sales consists primarily of fabrication costs, assembly and test costs, and the cost of materials and overhead from operations. If we are unable to reduce our cost of product sales to offset anticipated decreases in average selling prices, our product gross margins will decrease. Our product gross margin is also dependent on product mix and on the percentage of products sold directly to our OEM customers versus indirectly through our marketing partners who purchase our products at lower prices but absorb most of the associated marketing and sales support expenses, maintain inventories and provide customer support and training. Lower gross margins on sales to distributors are partially offset by reduced selling and marketing expenses related to such sales. Product sales in Japan are primarily made through Fujifilm, our strategic partner and distributor in Japan. Fujifilm provides more sales and marketing support than our other distributors. We expect both product and customer mix to continue to fluctuate in future periods, causing further fluctuations in margins.

We also derive revenue from licensing our software and other intellectual property. Licensing revenue includes one-time license fees and royalties based on the number of units distributed by the licensee. In addition, we have historically generated a significant percentage of our total revenues from development contracts, primarily with key customers, although development revenue has declined as a percentage of total revenues over the past several years. These development contracts have provided us with partial funding for the development of some of our products. These development contracts provide for license and milestone payments which are recorded as development revenue. We classify all development costs, including costs related to these development contracts, as research and development expenses. We retain ownership of the intellectual property developed by us under these development contracts. While we intend to continue to enter into development contracts with certain strategic partners, we expect development revenue to continue to decline as a percentage of total revenues.

Our research and development expenses consist of salaries and related costs of employees engaged in ongoing research, design and development activities and costs of engineering materials and supplies. We are also a party to research and development agreements with the Chief Scientist in Israel's Ministry of Industry and Trade and the Israel-United States Binational Industrial Research and Development Foundation, which fund up to 50% of incurred project costs for approved products up to specified contract maximums. These agreements require us to use our best efforts to achieve specified results and require us to pay royalties at rates of 3% to 5% of resulting product sales, and up to 30% of resulting license revenues, up to a maximum of 100% to 150% of total funding received. Reported research and development expenses are net of these grants, which fluctuate from period to period. We believe that significant investments in research and development are required for us to remain competitive and we expect to continue to devote significant resources to product development, although such expenses as a percentage of total revenues may fluctuate.

Our selling, general and administrative expenses consist primarily of employee-related expenses, royalties, sales commissions, product promotion and other professional services. We expect that selling, general and administrative expenses will continue to increase to support our anticipated growth.

We conduct a substantial portion of our research and development and certain sales and marketing and administrative operations in Israel through our wholly-owned Israeli subsidiary. As a result, some of our expenses are incurred in New Israeli Shekels. To date, substantially all of our product sales and our development and licensing revenue have been denominated in U.S. dollars and most costs of product sales have been incurred in U.S. dollars. We expect that most of our sales and costs of sales will continue to be denominated and incurred in U.S. dollars for the foreseeable future. We have not experienced material losses or gains as a result of currency exchange rate fluctuations and have not engaged in hedging transactions to reduce our exposure to such fluctuations. We may in the future elect to take appropriate action to reduce our foreign exchange risk.

Our effective income tax rate has benefitted from the availability of net operating losses which we have utilized to reduce taxable income for U.S. federal income tax purposes and by our Israeli subsidiary's status as an "Approved Enterprise" under Israeli law, which provides a ten-year tax holiday for income attributable to a portion of of our operations in Israel. Our U.S. federal net operating losses expire at various times between 2000 and 2009, and the benefits from our subsidiary's Approved Enterprise status expire at various times beginning in 2003.

In June 1999, we sold to MGI Software of Canada the intellectual property related to our SoftDVD product line and transferred to MGI certain related software development and support resources in exchange for cash, MGI common stock and future royalties. Our results for the second quarter of 1999 include a $732,000 gain realized from this transaction which is reported as part of interest and other income or expense. In connection with this transaction, we also recorded a charge that reduced software, licensing and development revenue for the quarter by $517,000 for possible issues related to receivables associated with the SoftDVD product line. The net impact of the MGI transaction on our operating results was after-tax gain of $172,000, or $0.01 per share on a diluted basis. This gain does not reflect the potential future economic benefit that may be derived from this transaction and realized in future periods in the form of royalties. We do not currently expect, however, that these royalties will have a material impact on quarterly revenues for the foreseeable future. In addition, the shares of MGI stock received by us as part of this transaction are subject to future appreciation or depreciation. Our software revenues have declined significantly as a result of the sale of the SoftDVD product line.

RESULTS OF OPERATIONS

The following table sets forth consolidated statement of operations data as a percentage of total revenues for the periods indicated:

                                                                                                 NINE MONTHS
                                                                     YEARS ENDED                    ENDED
                                                                     DECEMBER 31,               SEPTEMBER 30,
                                                            ------------------------------   -------------------
                                                              1996       1997       1998       1998       1999
                                                            --------   --------   --------   --------   --------
Revenues:
  Product sales...........................................    80.5%      72.8%      75.7%      73.9%      83.4%
  Software, licensing and development                         19.5       27.2       24.3       26.1       16.6
                                                             -----      -----      -----      -----      -----
    Total revenues........................................   100.0      100.0      100.0      100.0      100.0
                                                             -----      -----      -----      -----      -----
Costs and expenses:
  Cost of product sales...................................    45.9       35.7       43.1       42.4       44.4
  Research and development................................    20.3       30.7       30.6       32.1       23.9
  Selling, general and administrative.....................    24.4       24.9       26.1       27.6       24.6
  Merger and related......................................     4.9         --         --         --         --
                                                             -----      -----      -----      -----      -----
    Total costs and expenses..............................    95.5       91.3       99.8      102.1       92.9
                                                             -----      -----      -----      -----      -----
Operating income..........................................     4.5        8.7        0.2       (2.1)       7.1
Interest and other income (expense), net..................     2.3        2.8        2.4        2.3        2.9
Income before income taxes................................     6.8       11.5        2.6        0.2       10.0
Provision for income taxes................................     1.5        2.1        0.5        0.0        2.0
                                                             -----      -----      -----      -----      -----
Net income................................................     5.3%       9.4%       2.1%       0.2%       8.0%
                                                             =====      =====      =====      =====      =====

NINE MONTHS ENDED SEPTEMBER 30, 1999 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1998

REVENUES. Total revenues increased by 38.3% to $41.6 million in the nine months ended September 30, 1999 from $30.1 million in the same period in 1998. Product sales increased by 56.2% to $34.7 million in the nine months ended
September 30, 1999 from $22.2 million in the same period in 1998. The increase in product sales resulted primarily from increased unit sales of DVD and Super Video CD products. Software, licensing and development revenues decreased by 12.3% to $6.9 million in the nine months ended September 30, 1999 from $7.9 million in the same period in 1998. This decrease was principally due to a decline in software licensing revenues following the sale of our SoftDVD product line in June 1999 and, to a lesser degree, a decline in development revenue. These decreases were partially offset by increased revenues from licenses of our integrated circuit cores.

PRODUCT GROSS MARGIN. Product gross margin increased to 46.7% in the nine months ended September 30, 1999, compared to 42.7% in the same period in 1998. The increase was due to a shift in product mix to a higher percentage of higher-margin products, a shift in customer mix to a greater percentage of direct sales to original equipment manufacturer customers and lower per unit manufacturing costs as a result of increased unit sales.

RESEARCH AND DEVELOPMENT. Research and development expenses increased by 3.0% to $9.9 million in the nine months ended September 30, 1999 from $9.7 million in the same period in 1998. Research and development expenses in the nine months ended September 30, 1999 were net of reimbursements of $486,000 under product development agreements with the Chief Scientist. Gross research and development expenses increased as a result of increased expenditures related to development of new integrated circuit products, partially offset by a decline in software development activities in the third quarter principally as a result of our sale of the SoftDVD product line. Research and development expenses decreased as a percentage of total revenues to 23.9% in the nine months ended September 30, 1999, compared to 32.1% in the same period in 1998.

SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses increased by 23.1% to $10.2 million in the nine months ended September 30, 1999 from $8.3 million in the same period in 1998. The increase was primarily due to increased sales and marketing expenses related to product market development in China and increased sales commissions resulting from increased sales volume.

INTEREST AND OTHER INCOME (EXPENSE), NET. Net interest and other income increased by 76.1% to $1.2 million in the nine months ended September 30, 1999 from $696,000 in the same period in 1998. The increase resulted primarily from a $732,000 gain realized from the sale of our SoftDVD product line in the second quarter of 1999.

PROVISION FOR INCOME TAXES. Our estimated effective tax rate was 20% for both periods.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

REVENUES. Total revenues decreased by 1.6% to $44.2 million in 1998 from $44.9 million in 1997. Product sales increased by 2.3% to $33.5 million in 1998 from $32.7 million in 1997. The increase in product sales resulted primarily from increased unit sales of DVD and Super Video CD products. Software, licensing and development revenues decreased by 11.9% to $10.8 million in 1998 from $12.2 million in 1997. This decrease was due to a reduction in royalties from our Softpeg products.

PRODUCT GROSS MARGIN. Product gross margin decreased to 43.1% in 1998, compared to 51.0% in 1997. The decrease was due to a product sales mix that included an increased percentage of lower margin products, and higher manufacturing costs during 1998.

RESEARCH AND DEVELOPMENT. Research and development expenses decreased by 1.7% to $13.5 million in 1998 from $13.8 million in 1997. Research and development expenses in 1998 were net of reimbursements in the amounts of $851,000 under product development agreements with the Chief Scientist. There were no such reimbursements during 1997. Gross research and development expenses increased as a result of our planned enhancement to our technology and development capabilities. Research and development expenses decreased as a percentage of total revenues to 30.6% in 1998, compared to 30.7% in 1997.

SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses increased by 3.1% to $11.6 million in 1998 from $11.2 million in 1997. The increase was primarily due to increased sales and marketing expenses related to product market development and to support planned revenue growth in China.

INTEREST AND OTHER INCOME (EXPENSE), NET. Net interest and other income decreased by 14.9% to $1.1 million in 1998 from $1.3 million in 1997. The decrease resulted primarily from decreased interest income as a result of lower balances of cash, cash equivalents and short-term investments.

PROVISION FOR INCOME TAXES. Our estimated effective tax rate increased to 20.0% for 1998 from 18.0% in 1997.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

REVENUES. Total revenues increased by 1.9% to $44.9 million in 1997 from $44.1 million in 1996. Product sales decreased by 7.8% to $32.7 million in 1997 from $35.5 million in 1996. The decreases in product sales resulted primarily from unit sales and revenue decreases for our Dolby Digital audio compression integrated circuits due to delays in the development of the DVD market. These decreases were partially offset by unit sales and revenue increases for our JPEG-based products used in desktop video editing. Software, licensing and development revenues increased by 41.9% to $12.2 million in 1997 from $8.6 million in 1996. This increase was due to significant new licensing contracts for software and hardware design as well as progress on long-term development contracts in place from the prior year.

PRODUCT GROSS MARGIN. Product gross margin increased to 51.0% in 1997, compared to 42.9% in 1996. The increase was due to a product sales mix that included an increased percentage of higher margin products, an increased percentage of products sold directly to OEM customers and lower manufacturing costs during 1997.

RESEARCH AND DEVELOPMENT. Research and development expenses increased by 54.0% to $13.8 million in 1997 from $9.0 million in 1996. The increase was a result of the planned enhancement of our technology and development capabilities in conjunction with our growth in general and our increased software, licensing and development revenue. Research and development expenses in 1996 were net of reimbursements in the amounts of $182,000 under product development agreements with the Chief Scientist. There were no such reimbursements during 1997. Research and development expenses increased as a percentage of total revenues to 30.7% in 1997, compared to 20.3% in 1996.

SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses increased by 4.4% to $11.2 million in 1997 from $10.7 million in 1996. The increase was primarily due to increased sales and marketing expenses related to product market development and to support planned revenue growth.

MERGER AND RELATED EXPENSES. Total costs and expenses in 1996 included non-recurring merger and related expenses of $2.2 million. These expenses related to the acquisition of CompCore in December 1996 and included professional fees, other direct transaction costs and other merger-related costs associated with combining the operations of the two companies.

INTEREST AND OTHER INCOME (EXPENSE), NET. Net interest and other income increased by 22.5% to $1.3 million in 1997 from $1.0 million in 1996. The increase resulted primarily from decreased interest expense as a result of the repayment of our remaining debt during 1996.

PROVISION FOR INCOME TAXES. Our estimated effective tax rate decreased to 18.0% for 1997 from 22.0% in 1996. The decrease was primarily due to the tax benefits derived from revenue and net income attributable to our operations in Israel which receive favorable tax treatment.

QUARTERLY RESULTS OF OPERATIONS

The following tables present unaudited quarterly data for the eight quarters ended September 30, 1999, and this data expressed as a percentage of total revenues for such quarters. In our opinion, this information has been presented on the same basis as the audited consolidated financial statements appearing elsewhere in this prospectus, and all necessary adjustments have been included in the amounts stated below to present fairly the unaudited quarterly results when read in conjunction with our audited consolidated financial statements. Results of operations for any quarter are not necessarily indicative of the results to be expected for the entire fiscal year or for any future period.

                                                                              QUARTERS ENDED
                                          ---------------------------------------------------------------------------------------
                                          DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,
                                            1997       1998       1998       1998        1998       1999       1999       1999
                                          --------   --------   --------   ---------   --------   --------   --------   ---------
                                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
  Product sales.........................  $11,699    $ 8,634    $ 4,610     $ 8,986    $11,235    $ 9,282    $10,927     $14,519
  Software, licensing and development...    2,322      2,534      2,465       2,860      2,901      2,610      2,704       1,577
                                          -------    -------    -------     -------    -------    -------    -------     -------
    Total revenues......................   14,021     11,168      7,075      11,846     14,136     11,892     13,631      16,096
                                          -------    -------    -------     -------    -------    -------    -------     -------
Costs and expenses:
  Cost of product sales.................    5,984      4,657      2,940       5,153      6,286      5,093      5,684       7,720
  Research and development..............    3,550      3,234      2,944       3,476      3,894      3,524      3,991       2,430
  Selling, general and administrative...    3,052      2,748      2,686       2,877      3,240      3,247      3,302       3,683
    Total costs and expenses............   12,586     10,639      8,570      11,506     13,420     11,864     12,977      13,833
                                          -------    -------    -------     -------    -------    -------    -------     -------
Operating income (loss).................    1,435        529     (1,495)        340        716         28        654       2,263
Interest and other income (expense),
  net...................................      314        245        275         176        375         99        878         249
                                          -------    -------    -------     -------    -------    -------    -------     -------
Income (loss) before income taxes.......    1,749        774     (1,220)        516      1,091        127      1,532       2,512
Provision for income taxes..............       76        155       (244)        103        218         25        306         502
                                          -------    -------    -------     -------    -------    -------    -------     -------
Net income (loss).......................  $ 1,673    $   619    $  (976)    $   413    $   873    $   102    $ 1,226     $ 2,010
                                          =======    =======    =======     =======    =======    =======    =======     =======
Basic net income (loss) per share.......  $  0.17    $  0.06    $ (0.10)    $  0.04    $  0.09    $  0.01    $  0.12     $  0.19
                                          =======    =======    =======     =======    =======    =======    =======     =======
Diluted net income (loss) per share.....  $  0.15    $  0.06    $ (0.10)    $  0.04    $  0.08    $  0.01    $  0.10     $  0.17
                                          =======    =======    =======     =======    =======    =======    =======     =======
Shares used to compute basic net income
  (loss) per share......................    9,741      9,856      9,975      10,064     10,154     10,278     10,436      10,681
                                          =======    =======    =======     =======    =======    =======    =======     =======
Shares used to compute diluted net
  income (loss) per share...............   11,052     10,952      9,975      10,941     11,469     11,776     11,673      12,083
                                          =======    =======    =======     =======    =======    =======    =======     =======

                                                                              QUARTERS ENDED
                                          ---------------------------------------------------------------------------------------
                                          DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,
                                            1997       1998       1998       1998        1998       1999       1999       1999
                                          --------   --------   --------   ---------   --------   --------   --------   ---------
                                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
  Product sales.........................    83.4%      77.3%      65.2%       75.9%      79.5%      78.1%      80.2%       90.2%
  Software, licensing and development...    16.6       22.7       34.8        24.1       20.5       21.9       19.8         9.8
                                           -----      -----      -----       -----      -----      -----      -----       -----
    Total revenues......................   100.0      100.0      100.0       100.0      100.0      100.0      100.0       100.0
                                           -----      -----      -----       -----      -----      -----      -----       -----
Costs and expenses:
  Cost of product sales.................    42.7       41.7       41.6        43.5       44.5       42.8       41.7        48.0
  Research and development..............    25.3       29.0       41.6        29.3       27.5       29.6       29.3        15.1
  Selling, general and administrative...    21.8       24.6       38.0        24.3       22.9       27.3       24.2        22.9
    Total costs and expenses............    89.8       95.3      121.2        97.1       94.9       99.7       95.2        86.0
                                           -----      -----      -----       -----      -----      -----      -----       -----
Operating income (loss).................    10.2        4.7      (21.2)        2.9        5.1        0.3        4.8        14.0
Interest and other income (expense),
  net...................................     2.3        2.2        3.9         1.5        2.7        0.8        6.4         1.6
                                           -----      -----      -----       -----      -----      -----      -----       -----
Income (loss) before income taxes.......    12.5        6.9      (17.3)        4.4        7.8        1.1       11.2        15.6
Provision for income taxes..............     0.6        1.4       (3.5)        0.9        1.6        0.2        2.2         3.1
                                           -----      -----      -----       -----      -----      -----      -----       -----
Diluted net income (loss)...............    11.9%       5.5%     (13.8)%       3.5%       6.2%       0.9%       9.0%       12.5%
                                           =====      =====      =====       =====      =====      =====      =====       =====

Our quarterly operating results have been affected by seasonal factors. Original equipment manufacturers that purchase our integrated circuits for incorporation into consumer products typically increase their purchases during the year-end holiday period. As a result, our revenues have historically peaked in the fourth quarter of each year and declined in the first quarter of the subsequent year. We expect these seasonal fluctuations to continue for the foreseeable future.

Our operating results in the quarter ended June 30, 1998 were impacted by delays in the introduction of Microsoft's Windows98 operating system which resulted in delays in the shipment of PCs and related products. These delays adversely affected sales of our PC video products and our SoftDVD product line.

Our product sales increased sequentially during each quarter of 1999, driven principally by increased unit sales of our DVD decoder products. Software, licensing and development revenues remained relatively constant during the first two quarters of 1999 but decreased substantially in the quarter ended
September 30, 1999, principally as a result of a decline in software revenues following the sale of our SoftDVD product line in June 1999.

Our quarterly operating results are subject to fluctuation due to a variety of factors, some of which are outside of our control. Accordingly, you should not rely on our operating results for any past quarter as an indication of future performance.

LIQUIDITY AND CAPITAL RESOURCES

During 1998 and 1999, our capital requirements have been satisfied primarily by cash flows from operations. At September 30, 1999, we had $4.9 million of cash and cash equivalents, $13.6 million of short-term investments and $37.4 million of working capital.

Our operating activities used cash of $3.1 million during the nine months ended September 30, 1999, primarily due to an increase in accounts receivable, a decrease in accounts payable and an increase in inventory, partially offset by growth in accrued expenses and other liabilities and the non-cash impact of depreciation and amortization. The increase in accounts receivable was due to the increase in revenues during the nine month period. Inventories increased in order to support the anticipated demand of our product in the second half of 1999.

Cash used in investing activities was $2.2 million during the nine months ended September 30, 1999. Capital equipment expenditures accounted for $1.1 million of the cash used while the purchase of short-term investments used $1.2 million.

Cash provided by financing activities was $2.0 million for the nine months ended September 30, 1999 and consisted of proceeds from the issuance of common stock under our incentive stock option and employee stock purchase plans.

We believe that the net proceeds from this offering together with our current balances of cash, cash equivalents and short-term investments, and anticipated cash flow from operations, will satisfy our anticipated working capital and capital expenditure requirements at least through 2000. Nonetheless, our future capital requirements may vary materially from those now planned and will depend on many factors including, but not limited to:

  - the levels at which we maintain inventory and accounts receivable;

  - the market acceptance of our products;

  - the levels of promotion and advertising required to launch our new products or to enter markets and attain a competitive position in the marketplace;

  - our business, product, capital expenditure and research and development plans and technology roadmap;

  - volume pricing concessions;

  - capital improvements to new and existing facilities;

  - technological advances;

  - the response of competitors to our products; and

  - our relationships with our suppliers and customers.

In addition, we may require an increase in the level of working capital to accommodate planned growth, hiring and infrastructure needs. Additional capital may also be required for consummation of any acquisitions of businesses, products or technologies.

To the extent that the funds generated from this offering, together with existing resources and cash generated from operations, are insufficient to fund our future activities, we may need to raise additional funds through public or private financings or borrowings. If additional funds are raised through the issuance of debt securities, these securities could have rights, preferences and privileges senior to holders of common stock, and the terms of this debt could impose restrictions on our operations. The sale of additional equity or convertible debt securities could result in additional dilution to our stockholders. We cannot be certain that additional financing will be available in amounts or on terms acceptable to us, if at all. If we are unable to obtain this additional financing, we may be required to reduce the scope of our planned product development and sales and marketing efforts, which could harm our business, financial condition and operating results.

STOCK OPTION REPRICING

In August 1998, our employees were offered the opportunity to reprice their options. Repricing was conditional on employees accepting the restart of their vesting schedule. The vesting schedule will revert back to the original schedule if we meet significant performance goals. Substantially all options with an exercise price in excess of $5.94 were cancelled and replaced with new options having an exercise price of $5.94, the market price on the date that the employees accepted the repricing. Options to purchase a total of 924,164 shares were repriced.

MARKET RISK DISCLOSURE

We are exposed to financial market risks including changes in interest rates and foreign currency exchange rates.

The fair value of our investment portfolio or related income would not be significantly impacted by either a 10% increase or decrease in interest rates due mainly to the short term nature of the major portion of our investment portfolio.

A majority of our revenue and capital spending is transacted in U.S. dollars, although a portion of the cost of our operations, relating mainly to our personnel and facilities in Israel, is incurred in New Israeli Shekels. We have not engaged in hedging transactions to reduce our exposure to fluctuations that may arise from changes in foreign exchange rates. Based on our overall currency rate exposure at September 30, 1999 a near-term 10% appreciation or depreciation of the New Israeli Shekel would have an immaterial affect on our financial condition.

YEAR 2000 COMPLIANCE

Many currently installed computer systems and software products are coded to accept only two-digit entries in date code fields. Beginning in the year 2000, these date code fields will need to accept four-digit entries to distinguish 21st century dates from 20th century dates. Computer programs or hardware that have date-sensitive software or embedded chips and have not been upgraded to comply with these requirements may recognize a date using "00" as the year 1900 rather that the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities. The risk for us exists in three areas:

  - systems used by us to run our business;

  - embedded software and software products sold to our customers; and

  - the year 2000 readiness of our key suppliers and customers.

  GENERAL READINESS ASSESSMENT

The year 2000 problem can affect the computers, software and other equipment that we use in our operations. As a result, we are conducting a comprehensive inventory and evaluation of the systems used in running our business. To date, we have not identified any potential year 2000 issues that would have a material impact on our operations. This portion of the investigation is complete. To date, we have not obtained verification or validation from any independent third parties of our processes to assess and correct any of our year 2000 problems or the costs associated with these activities.

  ASSESSMENT OF OUR PRODUCTS

We have assessed the ability of our products to operate properly in the year 2000. We believe that our current products are year 2000 compliant. Accordingly, we do not believe that the year 2000 issue presents a material exposure as it relates to our products. However, our customers incorporate our products into a wide variety of end-user products. Each of our customers' products involve different combinations of components supplied by third parties. We cannot evaluate whether all of these end-user products are year 2000 compliant. We may face claims based on year 2000 problems in other companies' products or based on issues arising from the integration of multiple products within the overall product. Although no year 2000 claims have been made against us, we may in the future be required to defend our products against legal proceedings which could be expensive, regardless of the merits of these claims.

  ASSESSMENT OF INTERNAL INFRASTRUCTURE

We believe that we have identified most of the major computers, software applications and related equipment used in connection with our internal operations that need to be evaluated to determine if they must be modified, upgraded or replaced to minimize the possibility of a material disruption to our business. Based on a review of these computer systems, we have determined that our computer systems and applications are compliant with the year 2000 format.

  SYSTEMS OTHER THAN INFORMATION TECHNOLOGY SYSTEMS

In addition to computers and related systems, the operation of office and facilities equipment, such as fax machines, telephone switches, security systems and other common devices, may be affected by the year 2000 problem. We have assessed the potential effect of the year 2000 problem on our office and facilities equipment and have determined that no problems exist that cannot be remediated by the replacement of relatively inexpensive equipment.

  COSTS OF REMEDIATION

We estimate the total cost to us of completing any required modifications, upgrades or replacements of our internal systems will not exceed $50,000, most of which we have already incurred in 1999.

  SUPPLIERS AND CUSTOMERS

As part of our review of the year 2000 problem, we have contacted and are continuing to contact critical suppliers to identify and, to the extent possible, resolve issues involving the year 2000 problem. We have received responses from all of our critical suppliers. None of these suppliers has indicated that they will not resolve any significant year 2000 problems. We are also contacting our key customers in order to ascertain their year 2000 compliance status. Failure of our customers to be year 2000 ready may result in lost sales and reduced revenue or diminish the ability of customers to pay on a timely basis. We have contacted all of our key customers, but have not received responses from some of these customers. We have limited or no control over the actions of these third parties. Thus, while we expect that we will be able to resolve any significant year 2000 problems with these third parties, they may not resolve any or all year 2000 problems before the occurrence of a material disruption to the operation of our business. Any failure on the part of these third parties to timely resolve year 2000 problems with their systems in a timely manner could harm our business.

  MOST LIKELY CONSEQUENCES OF YEAR 2000 PROBLEMS

We believe that it is not possible to determine with complete certainty that all year 2000 problems affecting us have been identified or corrected. The number of devices and systems that could be affected and the interactions among these devices and systems are too numerous to address. In addition, no one can accurately predict whether failures will occur as a result of the year 2000 problem or the severity, timing, duration or financial consequences of these potential failures. As a result, we believe that the following consequences are possible:

  - a significant number of operational inconveniences and inefficiencies for us, our manufacturers and our customers that will divert management's time and attention and financial and human resources from ordinary business activities;

  - possible business disputes and claims, including claims under product warranty, due to year 2000 problems experienced by our original equipment manufacturer customers or their end-user customers and incorrectly attributed to our products, which we believe will be resolved in the ordinary course of business; and

  - a few serious business disputes alleging that we failed to comply with the terms of contracts or industry standards of performance, some of which could result in litigation or contract termination.

  CONTINGENCY PLANS

Since we have not yet identified any significant non-compliance problems we currently do not have contingency plans in place to address situations that may result if we are unable to achieve year 2000 readiness of our critical operations. However, such a plan is likely to include the accelerated replacement of affected equipment or software which could harm our financial results and operations.

  DISCLAIMER

The discussion of our efforts and expectations relating to year 2000 compliance includes forward-looking statements. Our ability to achieve year 2000 compliance, and the level of incremental costs associated therewith, could be adversely affected by, among other things, the availability and cost of contract personnel and external resources, third-party suppliers' ability to modify proprietary software and unanticipated problems not identified in the ongoing compliance review.

                                    BUSINESS

INTRODUCTION

We develop and market integrated circuits, integrated circuit cores and embedded software used by original equipment manufacturers, or OEMs, in digital audio and video products for commercial and consumer markets. We also provide complete, copy-ready system reference designs based on our technology that help our customers produce commercial and consumer products more quickly and cost-effectively. Our integrated circuits are used in a variety of products, including digital versatile disc, or DVD, players, Super Video CD players, digital speakers and audio systems, filmless digital cameras, and professional and consumer video editing systems.

INDUSTRY BACKGROUND

Historically, video images and audio soundtracks have been transmitted, edited and stored almost exclusively using analog formats. More recently, however, advances in technology have allowed audio and video to be processed and stored in digital form. Unlike analog formats, which are inherently unstable and difficult to edit and enhance, digital formats permit the manipulation of audio and video signals through digital signal processing and offer a number of fundamental advantages over analog technologies. Through complex digital signal processing operations, digital audio and video signals may be compressed, providing significant storage and transmission efficiencies. They also may be filtered, allowing for noise reduction, and they may be transmitted and reproduced without perceptible image or sound degradation. Digital formats also provide users with additional benefits, including random access to data, superior editing capabilities and enhanced security features such as protection against unauthorized copying and controlled and secure access.

One of the most significant barriers to the widespread adoption of digital technology has been the huge amount of data required to represent images and sounds in a digital format, making cost-effective storage or transmission impractical. For example, storage of a two-hour movie in uncompressed digital form would require approximately 200 video CDs. Through digital compression techniques a substantial number of the redundancies inherent in audio and video data can be identified and eliminated, significantly reducing the overall amount of data which needs to be retained. Compression techniques introduced in the early 1990s allowed the same two-hour movie which required 200 video CDs to be compressed and stored on only two video CDs with video resolution comparable to that of a standard VHS tape. More recent techniques allow the storage of a full-length movie of more than three hours on a single DVD, with substantially improved audio and video quality and the incorporation of additional data, such as additional languages, scenes and director and actor commentary. Additionally, digital compression of video data allows previously unmanageable amounts of data to be stored in the memory of a standard personal computer, thereby permitting the data to be accessed and edited easily. Digital audio compression allows efficient storage and delivery of multi-channel audio, making possible high-quality special effects such as multi-channel surround sound, virtual surround sound and wireless audio delivery via two speakers or headphones. In the field of still photography, digital compression allows dozens or hundreds of digital pictures to be stored on a single memory card, depending on the resolution desired.

To drive the implementation and speed the adoption of products based on digital formats, industry participants organized committees to define international compression standards. The principal standards in use today include:

  - The Joint Photographic Experts Group, or JPEG, standard for the high quality compression of still images and the real-time, low-cost compression and decompression of moving images;

  - The MPEG 1 standard, adopted by the Moving Pictures Experts Group, or MPEG, for the compression of both audio and video data at the high compression ratios necessary for the limited storage capacity of the CD-ROM format;

  - The MPEG 2 standard, subsequently adopted by the Motion Pictures Expert Group, for the compression of both audio and video data, designed to provide improved quality in broadcast and video playback applications; and

  - Dolby AC-3, also known as Dolby Digital, developed by Dolby Laboratories, an industry standard for the compression of audio for use in multi-channel digital surround sound systems.

These industry standard techniques have enabled the dramatic growth in a variety of digital multimedia markets, including:

  - DVD PLAYERS. DVD players use MPEG 2 video compression and Dolby Digital audio technology to provide significantly higher quality playback than is possible with VCR or video CD technology. According to Understanding & Solutions, a market research firm, sales of DVD players are expected to grow from 2.1 million units in 1998 to 13.6 million units in 2002, a compounded annual growth rate of 59.5%.

  - DIGITAL AUDIO SYSTEMS. Dolby Digital and other audio compression techniques are used in multi-channel surround sound products including movie theater sound systems, audio/video receivers and digital speakers. According to Forward Concepts, a market research firm, the demand for digital audio systems is expected to grow from 1.7 million units in 1998 to 63.8 million units in 2002, a compounded annual growth rate of 147.5%.

  - FILMLESS DIGITAL CAMERAS. Filmless digital cameras use JPEG compression technology to capture high resolution images that can be viewed, edited and stored on a computer system and transmitted over telephone lines and computer networks. According to Cahners In-Stat Group, a market research firm, sales of digital cameras are expected to grow from 3.8 million units in 1998 to 29.0 million units in 2003, a compounded annual growth rate of 50.1%.

  - PC VIDEO SYSTEMS. JPEG-based PC video systems are used to capture and "cut and paste" video sequences and add special audio and video effects. According to International Data Corporation, sales of video editing systems are expected to grow from 964,000 units in 1998 to 9.2 million units in 2002, a compounded annual growth rate of 75.8%.

Additional products and markets are developing based on these established compression standards as well as emerging compression technologies such as MLP, a new standard for DVD audio, and MP3, a compression standard for the download of audio recordings from the Internet.

These established and emerging compression standards specify data formats in which compressed data must be presented in order to enable products from different vendors to interact and permit the capture, transmission, storage and display of audio and video data in digital format. These standards do not specify the compression methodologies to be employed or additional functionality which may be used to enhance or manipulate digital signals. These standards, therefore, do not determine image or sound quality or compression efficiency. For example, data compression may comply with relevant standards despite being poorly processed and containing artifacts which result in image degradation in video applications or poor sound quality in audio applications. As a result there can be significant differences in overall image or sound quality between two solutions based on the same standard. Therefore, integrated circuit manufacturers can differentiate their products on the basis of the quality of their compression solution.

Historically, as system vendors sought compression solutions, the cost, complexity, and time required to compress and decompress data have imposed significant limitations on the use of digital compression. Over the last several years, as cost-effective compression solutions have emerged, product manufacturers have increasingly sought to design and market lower-cost digital audio and video systems and products to address high volume consumer applications. In addition, product manufacturers are facing competitive pressure to introduce their products more rapidly. To address these issues, OEMs seek to integrate multiple functions on individual chips in order to reduce their costs, speed time-to-market and produce smaller products with reduced power consumption. They also seek solutions that can be easily integrated into their commercial and consumer products. The current challenge to manufacturers of compression integrated circuits is, therefore, to provide product manufacturers with high-quality, cost-effective, standards-based solutions that deliver flexible control, image enhancement, audio effects and other functions in addition to high quality compression solutions.

THE ZORAN SOLUTION

We provide feature-rich, cost-effective, standards-based solutions for a broad range of digital audio and video applications. We were a pioneer in the development of high performance digital signal processor products, and have developed expertise in digital signal processing, integrated circuit design, mathematical algorithms and software development, as well as proprietary digital signal processing, audio and video compression technologies. We apply our multi-disciplinary expertise and proprietary technologies to the development of fully-integrated solutions for high-growth multimedia markets. The key elements of our solution are:

STANDARDS-PLUS METHODOLOGY. We have leveraged our broad multi-disciplinary expertise and proprietary digital signal processing and compression technologies to develop what we refer to as "standards-plus" solutions. We have enabled
OEMs to improve image and sound quality and deliver superior products to end users by adding more features around compression standards, such as more efficient use of memory, processing and communication resources, as well as audio and image enhancement algorithms. We have also provided OEMs the ability to include OEM-programmable effects, as well as variable compression ratios for video. These "standards-plus" features allow our customers to differentiate their products from those of their competitors.

EXPANDABLE AND PROGRAMMABLE ARCHITECTURE. We design our integrated circuits to enable easy adaptation for a broad range of specific applications. We can vary the architecture of our chips by adding or deleting modules, and we can also modify the software embedded in the chips themselves to address specific applications. We also license ready-to manufacture "cores"--building blocks of integrated circuits--that can be integrated into our customers' chips. Combined with the enhanced functionality of our "standards-plus" technology, our expandable and programmable architecture facilitates product design, upgrades and customization, substantially accelerating our customers' time to market with differentiated products.

INTEGRATED SYSTEM SOLUTIONS. We help our customers meet their total system requirements by providing integrated products that combine hardware and software to address required system functions and features on a single integrated circuit or chip set, reducing the number of integrated circuits, and in some cases providing a complete solution on a single chip. As a result, our customers' total system cost can be reduced and they can concentrate on differentiating their products from those of their competitors. For example, we recently introduced the Camera On A CHip, or COACH, which includes most of the electronics of a filmless digital camera. By delivering a camera on a chip, we enable our customers to reduce the costs of their products and focus on providing products that meet the needs of their end users.

COST-EFFECTIVE PRODUCTS. We focus on reducing the feature size, power requirements and number of integrated circuits necessary to perform required system functions, including compression functions. This reduces our customers' manufacturing costs for their products which incorporate our integrated circuits, and also reduces the operating costs for these products, enabling the use of our products in a broader range of high volume applications. The modular nature of our architecture reduces our new product development costs, and enables our design engineers to meet our customers' new product specification and cost parameters.

COPY-READY SYSTEM REFERENCE DESIGNS. We provide our customers with a broad range of engineering reference boards and products complete with device driver software, embedded software and detailed schematics. These products substantially shorten our customers' product design time.

STRATEGY

We provide cost-effective, high-performance digital audio and video solutions addressing selected high-growth applications enabled by compression in evolving multimedia markets. Key elements of our strategy include:

FOCUS ON HIGH-GROWTH APPLICATIONS. Our strategy is to focus on providing digital audio and video solutions for emerging high-growth consumer electronics, PC and communications applications. Our current focus markets include DVD players and Super Video CD players, digital speakers and audio systems, filmless digital cameras and professional and consumer video editing systems.

LEVERAGE EXISTING TECHNOLOGY AND EXPERTISE TO RELATED APPLICATIONS. We intend to continue to identify those markets that we believe have the highest growth potential for our products and to actively pursue those markets. Our proprietary digital signal processing and compression technologies can be used to serve emerging markets for digital audio and video. Potential markets include Internet audio and video appliances, digital television and television set-top boxes, as well as personal digital audio and video devices.

FURTHER PENETRATE KEY INTERNATIONAL MARKETS. During 1998, we opened an office in Shenzhen, China, and have begun volume shipments of our integrated circuits to that market. We believe that emerging markets, such as China, Taiwan and Korea present significant market opportunities for consumer electronic products, and we intend to further extend our international operations to address these emerging markets.

EXTEND TECHNOLOGICAL LEADERSHIP. Our years of experience in the fields of digital signal processing, integrated circuit design, algorithms and software development have enabled us to become a leader in the development of digital audio and video solutions enabled by compression. Using our multi-disciplinary expertise, we have developed new technologies for compression of digital audio and video. For example, we believe that our proprietary bit rate control technology has helped us provide reliable and inexpensive JPEG-based video compression and our proprietary Virtual Multi-Channel Digital, or VMD, technology enables high-quality surround-sound effects from two low-cost audio speakers, rather than the four or five speakers required by other technologies. We intend to continue to invest in research and development in order to maintain our technological leadership.

EXPAND STRATEGIC PARTNERSHIPS. We work closely in the product development process with leading manufacturers of products that incorporate our integrated circuits. We also work closely with key customers and provide them early access to our technologies. Potential products are designed to meet customer-driven product requirements defined jointly by us and our partners with the partner providing technological input and, in selected cases, a portion of the development funding. This strategy has enabled us to develop products with substantial financial and other assistance while retaining ownership of the technology and ensuring an established customer for the product once development is completed. In some cases, our strategic partners also provide sales and marketing support. We have also established long-term relationships with strategic partners that provide manufacturing capacity and will seek to develop additional strategic relationships with manufacturers.

MARKETS AND APPLICATIONS

Our products are currently used in a variety of consumer multimedia and PC applications.

  VIDEO PLAYBACK SYSTEMS

Currently, three types of digital video playback systems are available for consumer video applications: video CD players, Super Video CD players and DVD players.

Video CD players are essentially CD audio players with MPEG 1 decoders and a video output. Video CD players offer video playback of near-VCR quality and two-channel stereo audio playback.

Compression enables 60 to 70 minutes of video to be stored on a single CD. Video CD players can also play karaoke titles and are particularly popular in China, which we believe will continue to be the primary market for these products. We formerly sold MPEG 1-based products to manufacturers of stand-alone video CD players but are no longer selling these products for this market.

In 1998, the Chinese government adopted the Super Video CD standard. By utilizing MPEG 2 compression technology as well as graphics, Super Video CD offers substantially higher audio and video quality than is possible with a video CD player. The Super Video CD standard is replacing video CD in China.

DVD players, the latest generation of video playback systems, use MPEG 2 video compression and Dolby Digital or similar audio technology to provide significantly higher quality playback than is possible with VCRs, Video CD or Super Video CD players. DVD players are sold as stand-alone products and are also included in place of CD-ROM drives in some newer PCs, where they are referred to as DVD-ROMs. DVD-ROMs are also sold as upgrade products. The recent growth in the DVD market is demonstrated by the rapidly growing sales of DVD players, the increasing number of models and manufacturers, and the increasing number of DVD titles available for purchase and rent.

  DIGITAL AUDIO SYSTEMS

Digital audio facilitates enhanced audio playback with features such as multi-channel surround sound and virtual surround sound utilizing two channel technology. Many standards have emerged for the digital compression of audio. Current digital audio compression standards in use include Dolby Digital, DTS, MLP and MP3. Dolby Digital and DTS are competing standards of audio compression for use in multi-channel digital surround sound systems in movie theaters and at home. MLP was developed for audio compression in DVD audio. MP3 is one of the compression standards recognized for the download of audio recordings over the Internet. Our audio integrated circuits incorporate all of these standards. The principal products using compressed digital audio in the consumer market are DVD players, PCs incorporating DVD-ROMs, digital speakers and portable MP3 players.

  FILMLESS DIGITAL CAMERAS

Filmless digital cameras allow the capture of high resolution images, the viewing, editing and storage of such images on a computer system and their transmission over telephone lines and computer networks. High quality copies of these images can be printed using color printers. In addition, digital cameras can be connected directly to a PC for downloading of pictures and to a television for displaying pictures. The original digital cameras were developed for the professional market and currently sell at prices of $3,000 to $10,000. As technology has advanced and manufacturing costs have decreased, digital cameras for the consumer market have been introduced in the $100 to $1,000 price range. Compression technology has also enabled the development of digital video security cameras and low cost digital video cameras for use with PCs.

  PC VIDEO SYSTEMS

Historically, professional video editing systems have been comprised of expensive pieces of analog audio and video equipment. Compression technology allows video images to be stored in a computer's memory in sufficient volume to enable capture and "cut and paste" editing to be performed through random access to stored images. As the cost of compression technology has declined, a number of manufacturers have designed low cost digital video capture and editing systems that run on PCs, creating a new category of users in the corporate, education and government markets.

The availability of universal serial bus, or USB, connectors on most PCs currently being manufactured creates an opportunity for the development of low-cost external video capture and editing accessories that can be easily installed by consumers. We believe that enhanced support of the USB port by the Windows98 operating system and the success of the USB equipped Apple iMac computer will encourage the development of products of this type.

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
  OTHER APPLICATIONS

Other existing and potential applications for our audio and video compression technologies include Internet audio and video appliances, digital television and television set-top boxes, as well as personal digital audio and video devices.

TECHNOLOGY

  IMAGE AND VIDEO TECHNOLOGY

THE JPEG STANDARD. In 1991, the Joint Photographic Experts Group, or JPEG, Committee of the International Standards Organization completed a technical specification for a standard to compress individual digitized images which may consist of still images or consecutive frames of video data. JPEG has been widely adopted for video editing applications, since each frame in the video is individually compressed, allowing cutting and pasting of sequences as well as modification of individual frames. Images are compressed through elimination of spatial redundancies within an image and the filtering of high frequency areas to which the eye is less sensitive. Using these techniques, the JPEG compression standard is able to reduce the data necessary to represent an image without significant degradation of image quality. Still images or motion video can be compressed to varying degrees using JPEG, with greater compression resulting in lower quality. Typically, four-to-one or five-to-one compression yields broadcast image quality while 20-to-1 compression is similar to VHS quality.

ZORAN JPEG TECHNOLOGY. Our JPEG technology incorporates a proprietary bit rate control algorithm that enables our JPEG-based products to compress any image to a predetermined size while optimizing video quality using pre-selected parameters. Without this feature, the JPEG compression process results in compressed data files of various sizes based on the actual content of the original image given a constant degree of compression. An image with large amounts of visual detail will generate a larger data file than that generated from an image with less detail. Performance of many video applications is hampered by variability in the size of the compressed images in a video sequence, which can result in inefficient use of available memory, bus speed or communication channel capacity or even the loss of images. Our bit rate control is a "standards-plus" solution that uses real-time digital signal processing algorithms to optimize video quality based on pre-selected parameters, which can be programmed by OEMs, without the loss of any image or video frame. Our bit rate control has been incorporated in our JPEG-based devices that are used in video editing systems, filmless and tapeless digital cameras, color scanners, PC-based security systems, video conferencing and other applications. Other features of our JPEG-based products include their ability to handle a wide range of compression ratios, to perform a "lossless" compression algorithm in the same JPEG device and to rapidly scan or browse a large number of images. We implement these functions in a single integrated circuit while we believe most other manufacturers either offer fewer functions or require multiple chips, resulting in higher manufacturing costs and greater power consumption.

THE MPEG STANDARDS. In 1991, the Moving Pictures Expert Group, or MPEG, Committee of the International Standards Organization completed a technical specification for a standard to compress moving audio and video into a single data stream. Like JPEG, MPEG 1 removes spatial redundancies from single frames of video data. MPEG 1 improves on JPEG by also removing redundancies that occur between consecutive video frames. Because video represents movement, it is possible to detect and estimate the movement of similar picture elements between video frames, a process called motion estimation. MPEG motion estimation uses the content of previous and future frames to predict the content of the current frame without using its full content. MPEG 1 implements audio compression by exploiting psycho-acoustic masking, taking advantage of the fact that the ear is less sensitive to a quiet note at one frequency when a much louder note is present at a nearby frequency. MPEG 1 often achieves audio compression ratios of six-to-one and video compression ratios of over 100-to-1. MPEG 1 is particularly suitable for low-cost CD-ROM applications due to its low-cost implementation.

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
In 1993, the MPEG 2 video committee completed a technical specification to address the more stringent requirements of the broadcast industry. MPEG 2 provides more sophisticated prediction techniques, enabling a compression solution to comprehend video as interlaced fields of data, rather than individual frames. MPEG 2 also allows for operation at higher resolution and at higher bit rates than MPEG 1, resulting in improved image quality for high motion, high detail video. MPEG 2 typically achieves compression ratios of 50-to-1. Because of its higher bit rate, MPEG 2 technology cannot be used in standard CD-ROM applications, but can be used in DVD players.

ZORAN MPEG TECHNOLOGY. Beginning in 1997, we established ourselves as a leading provider of MPEG 2 technology for DVD and Super Video CD applications. We introduced the first DVD decoder device integrating digital video with multi-channel digital audio and programmable audio effects for use in DVD players. We also introduced new MPEG compression chip cores that can be integrated into chips manufactured by OEM customers, enabling these customers to reduce the cost of custom chip design and accelerate the time-to-market of their products.

  AUDIO TECHNOLOGY

THE DOLBY DIGITAL STANDARD. In 1992, Dolby launched Dolby Digital, an audio compression technique which has emerged as an industry standard. Dolby Digital was developed as a successor to Dolby's Pro-Logic analog technique for use in multi-channel digital surround sound systems. It is currently used in movie theaters comprising over 24,000 screens worldwide and is also used in home theater and computer multimedia applications. Digital compression of audio data allows the storage of full quality multi-channel audio playback in the limited space allocated for audio in video-oriented formats. It also facilitates the seamless integration of sound with compressed video. The Dolby Digital audio compression standard is currently the principal audio compression technique used in DVD players. Dolby Digital has also been adopted as a standard for use in high-definition television and digital cable systems.

OTHER AUDIO STANDARDS. Other digital audio compression standards currently in use include DTS, an audio compression standard that competes with Dolby Digital, MLP, a compression standard for DVD audio, and MP3, used for the download of audio recordings from the Internet.

ZORAN AUDIO TECHNOLOGY. Working closely with Dolby Laboratories, we have developed a programmable audio digital signal processing engine with an architecture optimized for Dolby Digital and other demanding audio applications and we were the first to develop a single-chip solution for Dolby Digital decoding. Zoran's Vaddis DVD decoders and audio processors now incorporate this engine to allow systems manufacturers to replace system components with software modules, differentiate their products from their competition, use our SILICONSOFTWARE library of advanced audio algorithms, and reduce system costs and time to market. In addition to Dolby Digital, our DVD decoders and audio processors implement all principal audio compression standards, including DTS, MLP and MP3. Our integrated circuits also include additional functions such as Virtual Multi-Channel Digital, surround sound for headphones, High-Definition CD, karaoke processing and speaker equalization.

PRODUCTS

Our multimedia product line consists of four principal product families:

  - DVD/Super Video CD--audio and video decompression products based on MPEG, Dolby Digital and DTS;

  - Digital Audio--audio decompression products for use in products using MPEG, Dolby Digital, DTS, MLP, MP3 and other audio technologies;

  - Filmless Digital Cameras--video compression and decompression products based on JPEG technology; and

  - PC Video--video compression and decompression products based on JPEG technology.

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
The following table lists our principal multimedia integrated circuits currently in production, including the months in which initial production units were first made available to customers:


                                                             INITIAL
    PRODUCT                                                 COMMERCIAL
     FAMILY                     PRODUCTS                     SHIPMENT             PRINCIPAL APPLICATIONS
                  Vaddis DVD decoder (ZR36700             December 1997
                  Vaddis III Integrated DVD decoder        August 1998
                    (ZR36710)                                              DVD players
    DVD and       Vaddis IV Integrated DVD decoder          June 1999
     Super          (ZR36730)
    Video CD
                  SupraAV I Super Video CD decoder         August 1998
                    (ZR36205)
                  SupraAV II Super Video CD decoder       September 1998   Super Video CD players
                    (ZR36215)
                  6-channel Dolby Digital decoder         December 1994    Home theater
                    (ZR38500)
    Digital       Programmable Digital audio processor    December 1998    Digital speakers for home theater,
     Audio          (ZR38601)                                                computers and gaming consoles
                  Multi-standard Programmable Digital     December 1998    Audio/video receivers, 3D headphones
                    audio processor (ZR38650)
    Filmless      Filmless digital camera processor--     February 1999
Digital Cameras     COACH (ZR36400)
                  Filmless digital camera processor--     September 1999   Filmless digital cameras, security
                    COACH-XL (ZR36410)
                  JPEG codec (ZR36050)                      April 1993     PC video editing, office automation
                  Integrated converter (ZR36016)*         February 1995    Color scanners and printers
    PC Video      JPEG codec (ZR36060)                    February 1997    PC video editing, security
                  JPEG PCI multimedia controller          September 1997   PC video editing
                    (ZR36067)
                  PCI multimedia controller (ZR36125)       March 1997     PC video capture

* Designed and manufactured by a third party and sold by us under our name pursuant to a non-exclusive license. See "Proprietary Rights and Licenses."

DVD/SUPER VIDEO CD PRODUCTS. In 1997, we introduced the first member of our Vaddis line of DVD decoders, the Vaddis I. During 1998, we introduced the Vaddis II and Vaddis III, and in 1999 we introduced the Vaddis IV. Our Vaddis decoders perform all the audio and video decoding and display requirements of the DVD specification, including MPEG 2 audio and video decoding, Dolby Digital, DTS and MLP audio decoding, on-screen display, decryption required for copyright protection and presentation of graphic information. The Vaddis has additional computation power that can be utilized for customer differentiation features. For example, it can incorporate virtual surround sound algorithms without the addition of hardware. This allows the user to enjoy the theater-like sound obtained from six speakers using a system that includes only two speakers and the Vaddis. The Vaddis IV incorporates a more powerful audio digital signal processor that enables the support of advanced audio algorithms like MPEG 5.1, DTS and audio DVD, which are needed in today's DVD player systems. Vaddis decoders are being used in DVD players manufactured by Sharp, Toshiba and others. The SupraAV is our single chip solution for the Super Video CD market. This single chip performs all of the audio and video decoding required by the Super Video CD standard and also allows additional features, like karaoke, to be implemented without any additional hardware. We provide a full reference design of a Super Video CD player, based on the SupraAV ZR36215, that helps our customers accelerate their time to market for their players.

DIGITAL AUDIO PRODUCTS. The ZR38601, a single-chip digital audio processor designed to support the growing PC and home theater digital speaker market, takes advantage of most of the advanced audio algorithms included in our SILICONSOFTWARE library. Its eight channel output architecture supports the latest home theater applications, including Dolby Surround EX 6.1 channel sound. The ZR38601's ability to accept six individual channels of audio input also makes it the ideal processor for today's four channel Direct Sound computer games. The ZR38650, a true multi-standard digital audio processor, takes advantage of our complete SILICONSOFTWARE library. It is designed to support the large mid and low range audio/video receiver market, while providing features previously available only on more expensive models.

FILMLESS DIGITAL CAMERA PRODUCTS. Our JPEG technology is used in filmless digital cameras. In September 1999, we introduced the Camera On A CHip, or COACH--an integrated system on a chip solution that includes most of the electronics of a filmless digital camera. The COACH can be connected directly to a high-resolution (up to 4 mega pixel) CCD or CMOS sensor, process the video information in real time, compress the captured image in real time to a Flash memory, interface an LCD or micro display and interface to all types of flash memory. Among the unique capabilities of the COACH is the ability to transfer in real-time, over a USB bus, high quality video to the PC and thus serve also as a PC video camera. The COACH also allows for direct connection to a printer, including color correction and special effects, for the non-PC consumer environment. The COACH is supplemented by a full filmless digital camera reference design, "Cam ON," shortening the time to market for COACH customers.

PC VIDEO PRODUCTS. Our ZR36050 and ZR36060 codecs are compression/decompression devices used for real time encoding and decoding of JPEG video for editing applications. They are fully compliant with JPEG standards. The ZR36050 and ZR36060 utilize our proprietary bit rate control technology for high quality video capture. The ZR36050 also features a unique, embedded, "lossless" mode that allows customers to elect to use low compression ratio techniques that result in no data loss for applications where quality is the primary consideration. The ZR36050 and ZR36060 can be installed in a chipset that includes the ZR36067 motion controller for PCI board implementation or pre/post-processing devices such as the ZR36016 integrated color space/raster-to-block converter. The ZR36060 integrates the functions of the ZR36050, ZR36015 and an additional SRAM device in a single chip. The ZR36067 is a PCI motion JPEG controller targeting consumer-priced but professional quality desktop PCI video editing systems.

INTEGRATED CIRCUIT CORES. We offer multimedia integrated circuit cores which can be incorporated into our customers' chips. For example, our latest generation programmable audio digital signal processor engine, the ZR39000, offers extended processing power and software compatibility with all previous generations of our digital audio processors, thus allowing it to use our extensive SILICONSOFTWARE library. The ZR39000 is designed to be integrated into DVD, television set-top box, home network, and Internet appliance system-on-a-chip applications. Our video decoder core, the ZR4VD1, can be used to reformat and process video from television-type analog format to digital format, enabling video processing by PCs, digital televisions and other video systems. Our video encoder core, the ZR4VE2, enables the conversion of various digital video formats for display on televisions and PC monitors, and can be integrated into graphics integrated circuits, digital televisions, television set-top boxes and digital cameras.

CUSTOMERS

The following table lists representative customers, as well as other OEMs who purchase our products through our distributors. Each of these customers and OEMs has purchased, directly or indirectly, at least $100,000 of our products from January 1, 1999 through September 30, 1999:


      PRODUCT FAMILY                                CUSTOMERS                                  OTHER OEMS
DVD/Super Video CD           Cet                          Optibase                     Quisheng
                             Fly Ring Digital Technology  Marketa Semi-conductor       Sharp
                             Fujifilm                     Xiaxin                       Toshiba
                             Holy Stone Enterprise
Digital Audio                Acoustic Accessories         Dolby Laboratories           Hitachi
                             Altec Lansing                Fujifilm                     Marantz
                             Ameda Technology             Gallant Computer
                             Antex                        Minton Optical Industry
                             Boston Acoustics             Vtech Communications
                             Creative Technology          Xiaxin
PC Video                     Alcon Electronics            Matrox                       Avid
                             Avermedia Technologies       Newer Technology             Lucent Technologies
                             Eastman Kodak                Optibase                     Silicon Graphics
                             Edge Electronics             Pinnacle Systems             Sony
                             Flash Electronics            Topas Electronic
                             Fujifilm                     Unique Technologies

Fujifilm purchases our products primarily as a distributor and resells these products, in many cases under its own trade name. Fujifilm acts as our primary distributor in Japan and accounts for most of our product sales in Japan.

During 1998, sales to Fujifilm accounted for 22.7% of our total revenues, including 26.5% of product sales, and sales to Pinnacle accounted for 14.3% of revenues, including 18.8% of product sales. During the nine months ended September 30, 1999, sales to Fujifilm accounted for approximately 41.5% of our total revenues, including 47.2% of product sales, and sales to Pinnacle accounted for approximately 7.9% of our total revenues, including 9.5% of product sales. During 1998, our four largest customers accounted for approximately 45.7% of our revenues, and during the nine months ended September 30, 1999, our four largest customers accounted for approximately 61.0% of our revenues.

RESEARCH AND DEVELOPMENT

We believe that our future success depends on our ability to continue to enhance our existing products and to develop new products that maintain technological competitiveness and compliance with new standards in rapidly evolving consumer-oriented digital audio and video markets. We attempt to leverage our expertise in the fields of digital signal processing, integrated circuit design, algorithms and software development to maintain our position as a leader in the development of digital audio and video solutions enabled by compression. Accordingly, we devote a significant portion of our resources to maintaining and upgrading our products to reduce integrated circuit cost, feature size, power consumption and the number of integrated circuits required to perform compression and other functions necessary for the evolving digital audio and video application markets. In addition, we seek to design integrated circuits and cores, as well as copy-ready reference designs which can reduce the time needed by manufacturers to integrate our products into their own products.

We have historically generated a significant percentage of our total revenues from development contracts with our strategic partners. These development contracts provide that we will receive payments upon reaching certain development milestones and that we will retain ownership of the intellectual property developed. Development contracts have enabled us to fund portions of our product development efforts, to respond to the feature requirements of our customers, to accelerate the incorporation of our products into our customers' products and to accelerate the time-to-market of our customers' products. We are currently developing new integrated circuits based on MPEG and Dolby Digital compression standards pursuant to a development contract with Fujifilm, under which Fujifilm is providing a portion of the development funding. Fujifilm has participated directly in product definition for these development programs and has the right to sell resulting products in Japan under its distribution agreement with us. Fujifilm also has the right to manufacture a portion of our requirements for which it has contributed significant funding.

We are a party to research and development agreements with the Chief Scientist in Israel's Ministry of Industry and Trade and the Israel-United States Binational Industrial Research and Development Foundation. These organizations fund up to 50% of incurred project costs for approved projects up to contract maximums. The agreements require us to use our best efforts to achieve specified results and to pay royalties at rates of 3% to 5% of resulting product sales and up to 30% of resulting license revenues, up to a maximum of 100% to 150% of the total funding received. Reported research and development expenses are net of these grants, which fluctuate from period to period. Total grants earned in 1996 were $182,000 and in 1998 were $851,000. No grants were earned in 1997. We earned a grant of $486,000 in the nine months ended September 30, 1999. The terms of Israeli Government participation also contain restrictions on the location of research and development activities, and the terms of the grants from the Chief Scientist prohibit the transfer of technology developed pursuant to these grants to any person without the prior written consent of the Chief Scientist. We are currently engaged in the development of improvements to our Camera On A CHip, or COACH, technology under grant from the Chief Scientist. Although we have received grants from the Chief Scientist and the Foundation in the past, we intend to fund future research and development efforts for new products primarily from our own funds and through research and development arrangements with our major OEM customers.

As of September 30, 1999, we had a staff of 75 full-time and 25 part-time research and development personnel, 94 of whom are based in Israel.

SALES AND MARKETING

Our sales and marketing strategy is to focus on providing compression solutions for manufacturers seeking to design audio and video products for emerging high volume consumer applications. In cooperation with leading manufacturers of audio and video equipment in the commercial and consumer markets, we attempt to identify market segments which have the potential for substantial growth. To implement our strategy, we have established a direct sales force located at several sales and marketing offices, and a worldwide network of independent sales representatives and distributors. In some cases, our strategic partners also provide sales and marketing support.

We work closely in the product development process with strategic partners to incorporate our integrated circuits and software into their products. Potential products are designed to meet customer-specific product requirements defined jointly by us and our strategic partners with our partners providing technological input, and in some cases, a portion of the development funding. This strategy has permitted us to develop products with substantial financial and other assistance, while retaining ownership of the technology and ensuring an established customer for the product once development is completed. In addition, our application engineers assist customers in designing their products to incorporate our integrated circuits.

Our sales are generally made pursuant to purchase orders received between one and six months prior to the scheduled delivery date. We sell our products primarily through our 12-person direct sales staff, of whom nine are located in the United States and three are located in Israel. Our United States sales staff is primarily responsible for sales in North America, South America and Asia, and our Israeli sales staff is primarily responsible for sales in Europe and the Middle East. In addition, we sell our products indirectly through 23 commissioned sales representatives as well as selected distributors. We typically warrant our products for a 12-month period. To date, we have not experienced material product returns or warranty expense.

During 1998, we opened an office in Shenzhen, China as part of our effort to capture a leadership position in the Chinese digital audio and video markets. As of September 30, 1999, we had a staff of 17 employees in our China office, including sales, applications and customer support employees.

We distribute our integrated circuit products in Japan primarily under an agreement with Fujifilm. Under this agreement, Fujifilm acts as the primary distributor in Japan of products developed by us under development contracts with Fujifilm. Fujifilm also sells some of these products in Japan under its own name. We may sell these products directly in Japan only to specified customers and must first buy the products from Fujifilm. Fujifilm also has a nonexclusive license to distribute most of our products outside of Japan. During 1997, we opened a representative office in Tokyo to help promote our products in Japan and to manage the sale of products not sold through Fujifilm, such as integrated circuit cores and certain JPEG products.

We sell our Dolby Digital-based products under a perpetual, non-exclusive license from Dolby to sell products that incorporate the Dolby Digital algorithm. We are not required to pay license fees or royalties to Dolby under this agreement. Our customers enter into license agreements directly with Dolby, pursuant to which they pay royalties to Dolby. Under our agreement with Dolby, we may sell our Dolby Digital-based products only to customers who are licensees of Dolby. To date, most potential customers for our Dolby Digital-based products are licensees of Dolby. However, the failure or refusal of potential customers to enter into license agreements with Dolby in the future could harm our sales.

BACKLOG

Sales of our products are made pursuant to firm purchase orders. However, sometimes we allow customers to cancel or reschedule deliveries. In addition, purchase orders are subject to price renegotiations and to changes in quantities of products ordered as a result of changes in customers' requirements and manufacturing availability. Our business is characterized by short lead times and quick delivery schedules. As a result of these factors, we do not believe that backlog at any given time is a meaningful indicator of future sales.

MANUFACTURING

We contract our wafer fabrication, assembly and testing to independent foundries and contractors, which enables us to focus on our design strengths, minimize fixed costs and capital expenditures and gain access to advanced manufacturing facilities. Our engineers work closely with our foundry partners and subcontractors to increase yields, lower manufacturing costs and assure quality.

Our primary foundry is Taiwan Semiconductor Manufacturing Company, or TSMC, which has manufactured integrated circuits for us since 1987. TSMC is currently manufacturing our DVD, audio and JPEG products. In addition, Fujifilm and Samsung manufacture some integrated circuit products for us. Fujifilm is currently manufacturing our JPEG codec, our JPEG-based converter products and our MPEG 1 decoder. Samsung is currently manufacturing our COACH products. Our independent foundries fabricate products for other companies and may also produce products of their own design.

All of our devices are currently fabricated using standard complementary metal oxide semiconductor process technology with 0.25 micron to 0.8 micron feature sizes. All of our semiconductor products are currently being assembled by one of three independent contractors, ASE, Amkor or ASAT, and tested by those contractors or other independent contractors.

Our ZR36050 JPEG codec was developed jointly with Fujifilm and is currently manufactured by Fujifilm pursuant to an agreement that grants Fujifilm the right to manufacture up to 80% of our requirements for this product subject to Fujifilm's ability to manufacture the product on substantially the same or better terms and conditions as we could obtain from a third party. This agreement also grants Fujifilm marketing rights in Japan with respect to these products. See "Sales and Marketing."

We currently purchase products from all of our foundries under individually negotiated purchase orders. Our agreement with Fujifilm entitles us to obtain wafer foundry services from Fujifilm on most favored pricing and availability terms, subject to Fujifilm's technological capabilities and reasonable limitations as to quality and delivery terms requested by us.

We do not currently have a long-term supply contract with TSMC or Samsung, and therefore neither TSMC nor Samsung is obligated to manufacture products for us for any specific period, in any specific quantity or at any specified price, except as may be provided in a particular purchase order.

COMPETITION

Our existing and potential competitors include many large domestic and international companies that have substantially greater resources in the areas of:

  - finance;

  - manufacturing;

  - technology;

  - marketing; and

  - distribution.

These competitors also have broader product lines and longer standing relationships with customers than we do. Some of our principal competitors maintain their own semiconductor foundries and may therefore benefit from capacity, cost and technical advantages. In the market for JPEG-based products for desktop video editing applications, our principal competitors are C-Cube Microsystems and LSI Logic. Cirrus Logic (Crystal Semiconductor), Fujitsu, Motorola, STMicroelectronics and Yamaha are currently shipping Dolby Digital-based audio compression products. C-Cube, ESS, LSI Logic, LuxSonor, Matsushita, National Semiconductor, Oak Technology, STMicroelectronics, Sony and Winbond have introduced integrated audio and video devices for DVD and Super video CD applications. These manufacturers, as well as others, are licensed by Dolby to incorporate Dolby Digital technology in their products. In addition, some manufacturers, including Sony, incorporate compression technologies other than Dolby Digital in audio products that compete with products using our integrated circuits. In the markets for JPEG-based products for use in filmless digital cameras, our principal competitors are in-house solutions developed and used by major Japanese OEMs. LSI Logic and Ricoh are providing system-on-a-chip solutions for filmless digital cameras to third parties. In the market for MPEG-based chip core products, our principal competitors are David Sarnoff Research Center and SICAN Microelectronics.

We believe that our ability to compete successfully in the rapidly evolving markets for high performance audio and video compression technology depends on a number of factors, including:

  - price, quality, performance and features of our products;

  - the timing and success of new product introductions by us, our customers and our competitors;

  - the emergence of new industry standards;

  - our ability to obtain adequate foundry capacity;

  - the number and nature of our competitors in a given market; and

  - general market and economic conditions.

The markets in which we compete are intensely competitive and are characterized by rapid technological change, declining average unit selling prices and rapid product obsolescence. We expect competition to increase in the future from existing competitors and from other companies that may enter our existing or future markets with solutions which may be less costly or provide higher performance or more desirable features than our products.

The DVD market is just emerging, and additional competitors are expected to enter the market for integrated circuits used in DVD players. We believe that several large Japanese consumer electronics companies may be planning to enter this market and may attempt to develop MPEG 2 hardware or software to compete with our products. Some of these potential competitors may develop captive implementations for use only with their own PC and commercial and consumer electronics products. This increased competition may result in price reductions, reduced profit margins and loss of market share.

Historically, average unit selling prices in the semiconductor industry in general, and for our products in particular, have decreased over the life of a particular product. We expect that the average unit selling prices of our products will continue to be subject to significant pricing pressures. In order to offset expected declines in the average unit selling prices of our products, we will likely need to reduce the cost of our products. We intend to accomplish this by implementing design changes that lower the cost of manufacture, assembly and testing, by negotiating reduced charges by our foundries as and if volumes increase, and by successfully managing our manufacturing and subcontracting relationships. Since we do not operate our own manufacturing, assembly or testing facilities, we may not be able to reduce our costs as rapidly as companies that operate their own facilities. If we fail to introduce lower cost versions of our products in a timely manner or to successfully manage our manufacturing, assembly and testing relationships our business would be harmed.

PROPRIETARY RIGHTS AND LICENSES

Our ability to compete successfully is dependent in part upon our ability to protect our proprietary technology and information. Although we rely on a combination of patents, copyrights, trademarks, trade secret laws and licensing arrangements to protect some of our intellectual property, we believe that factors such as the technological and creative skills of our personnel and the success of our ongoing product development efforts are more important in maintaining our competitive position. We generally enter into confidentiality or license agreements with our employees, distributors, customers and potential customers and limit access to our proprietary information. We currently hold several U.S. patents, and have additional patent applications pending, that pertain to technologies and processes relating to our current business. Our intellectual property rights, if challenged, may not be upheld as valid, may not be adequate to prevent misappropriation of our technology or may not prevent the development of competitive products. Additionally, we may not be able to obtain patents or other intellectual property protection in the future. In particular, the existence of several consortiums that license patents relating to the MPEG standard has created uncertainty with respect to the use and enforceability of patents implementing that standard. Furthermore, the laws of certain foreign countries in which our products are or may be developed, manufactured or sold, including various countries in Asia, may not protect our products or intellectual property rights to the same extent as do the laws of the United States and thus make the possibility of piracy of our technology and products more likely in these countries.

We sell our Dolby Digital-based products under a perpetual non-exclusive license from Dolby which permits us to incorporate the Dolby Digital algorithm into our products. Our customers enter into license agreements with Dolby pursuant to which they pay royalties directly to Dolby. Under our agreement with Dolby, we may sell our Dolby Digital-based products only to customers who are licensees of Dolby. To date, most potential customers for our Dolby Digital-based products are licensees of Dolby. However, the failure or refusal of potential customers to enter into license agreements with Dolby in the future could harm our business.

The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights, which have resulted in significant and often protracted and expensive litigation. We or our foundries from time to time are notified of claims that we may be infringing patents or other intellectual property rights owned by third parties. We have been subject to intellectual property claims and litigation in the past and we may be subject to additional claims in the future. In particular, given the uncertainty discussed above regarding patents relating to the MPEG standard, it is difficult for us to assess the possibility that our activities in the MPEG field may give rise to future patent infringement claims. Litigation by or against us relating to patent infringement or other intellectual property matters could result in significant expense to us and divert the efforts of our technical and management personnel, whether or not such litigation results in a determination favorable to us. In the event of an adverse result in any such litigation, we could be required to pay substantial damages, cease the manufacture, use and sale of infringing products, expend significant resources to develop non-infringing technology, discontinue the use of certain processes or obtain licenses to the infringing technology. Licenses may not be offered or the terms of any offered licenses may not be acceptable to us. If we fail to obtain a license from a third party for technology used by us we could incur substantial liabilities and to suspend the manufacture of products, or the use by our foundries of certain processes.

EMPLOYEES

As of September 30, 1999, we had 153 full-time and 28 part-time and contract employees, including 75 full-time and 25 part-time and contract employees primarily involved in research and development activities, 49 in marketing and sales, 25 in finance and administration and 7 in manufacturing control and quality assurance. We have 88 full-time employees and 25 part-time and contract employees based in Israel, including 94 employees who are primarily involved in engineering and research and development. There are 40 individuals at our facilities in Santa Clara, California. The remaining employees are located in our international offices in Canada, Japan and China. We believe that our future success will depend in large part on our ability to attract and retain highly-skilled, engineering, managerial, sales and marketing personnel. Competition for such personnel is intense. Our employees are not represented by any collective bargaining unit, and we have never experienced a work stoppage. We believe that our employee relations are good.

FACILITIES

Our executive offices, our principal administration, marketing and sales operations and a portion of our research and development operations are located in approximately 24,000 square feet of leased space in Santa Clara, California under a lease expiring in March 2000. We are currently negotiating a renewal of this lease. Our principal research and development and engineering facilities and the balance of our administration, marketing and sales operations are located in approximately 20,000 square feet of leased space in an industrial park in Haifa, Israel under a lease expiring in 2002. The aggregate annual gross rent for our facilities was approximately $887,000 in 1998. We also lease sales offices in Tokyo, Japan and Shenzhen, China. See Note 7 of Notes to Consolidated Financial Statements. We believe that our current facilities are adequate for our needs for the foreseeable future and that, should it be needed, suitable additional space will be available to accommodate expansion of our operations on commercially reasonable terms.

                                   MANAGEMENT

The names of our directors and executive officers and their ages as of October 31, 1999 are as follows:

NAME                                           AGE                       POSITION
----                                         --------                    --------
Levy Gerzberg, Ph.D........................     54      President, Chief Executive Officer and
                                                        Director
Aharon Aharon..............................     44      Senior Vice President and Chief Operating
                                                        Officer
Isaac Shenberg, Ph.D.......................     47      Senior Vice President, Business and
                                                        Strategic Development
Bruce Renouard.............................     39      Vice President, Worldwide Sales
Paul R. Goldberg...........................     54      Vice President, Audio Products and
                                                        Intellectual Properties
Karl Schneider.............................     44      Vice President, Finance and Chief Financial
                                                        Officer
Shmuel Farkash, Ph.D.......................     42      Vice President, Video Products
Alon Ironi.................................     36      Vice President, Engineering, General
                                                        Manager, Israel
Uzia Galil.................................     74      Chairman of the Board of Directors
George T. Haber............................     47      Director
James D. Meindl, Ph.D......................     66      Director
Arthur B. Stabenow.........................     61      Director
Philip M. Young............................     59      Director

LEVY GERZBERG was a co-founder of Zoran in 1981 and has served as our President and Chief Executive Officer since December 1988 and as a director since 1981. Dr. Gerzberg also served as our President from 1981 to 1984 and as our Executive Vice President and Chief Technical Officer from 1985 to 1988. Prior to co-founding Zoran, Dr. Gerzberg was Associate Director of Stanford University's Electronics Laboratory. Dr. Gerzberg holds a Ph.D. in Electrical Engineering from Stanford University and an M.S. in Medical Electronics and a B.S. in Electrical Engineering from the Technion-Israel Institute of Technology in Haifa, Israel.

AHARON AHARON joined Zoran as Vice President, Engineering-Haifa Operations in February 1997 and was elected Vice President, Engineering in August 1997 and Senior Vice President and Chief Operating Officer in October 1998. From 1983 to February 1997, Mr. Aharon was employed by IBM in a variety of engineering and management positions, including Senior Manager of VLSI Design Tools from 1993 to February 1997 and Design Automation Manager from 1989 to 1993. Mr. Aharon holds a B.S. and M.S. in Electrical Engineering from the Technion.

ISAAC SHENBERG has served as Vice President, Sales and Marketing of Zoran since January 1995 and as Senior Vice President, Business and Strategic Development since October 1998. From August 1990 to January 1995, Dr. Shenberg served as our Product Line Business Manager. Dr. Shenberg holds a Ph.D. in Electrical Engineering from Stanford University and a B.S. and M.S. in Electrical Engineering from the Technion.

BRUCE RENOUARD joined Zoran as Vice President, Worldwide Sales in
September 1999. From August 1997 to September 1999, Mr. Renouard served as Director of Worldwide Market Development for IDT/ Centour, a semiconductor company. From December 1995 to August 1997, Mr. Renouard served as National Distribution Sales Manager of Cyrix Corporation, a semiconducter company. From April 1993 to December 1995, Mr. Renouard served as District Sales Manager for Cyrix. Mr. Renouard holds a B.S.E.E. in Electrical Engineering from Southern Methodist University.

PAUL R. GOLDBERG joined Zoran as Vice President, Systems Solutions in June 1996 and was elected Vice President, Audio Products in October 1998. From April 1991 to June 1996, Mr. Goldberg was employed as film products group leader at Dolby Laboratories, Inc. From 1988 to 1990, Mr. Goldberg was Director of the Tandy Electronic Research Center. From 1979 to 1988, Mr. Goldberg was employed by Wavetek Incorporated and its spin-off, Advanced Image Data, most recently as Vice President of Research and Development and Market Development of AID. Prior thereto, Mr. Goldberg was employed by Smith Kline Instruments, most recently as Director of Biomedical Research and Development. Mr. Goldberg holds a B.S. in Electrical Engineering from the University of Minnesota.

KARL SCHNEIDER joined Zoran as Corporate Controller in January 1998 and was elected Vice President, Finance and Chief Financial Officer in July 1998. From September 1996 through 1997, Mr. Schneider served as Controller for the Film Measurement and Robotics and Integrated Technologies divisions of KLA-Tencor, a semiconductor equipment company. Mr. Schneider served as the Corporate Controller for SCM Microsystems, Inc. from October 1995 to September 1996, Controller for Reply Corporation from January 1994 to September 1995, Director of Finance for Digital F/X from October 1992 to January 1994 and Controller for Flextronics from September 1987 through June 1991. Mr. Schneider holds a B.S. in Business Administration from San Diego State University.

SHMUEL FARKASH joined Zoran in March 1992 as a senior research and development engineer. In February 1994 Dr. Farkash became our marketing and sales manager for Europe. In June 1996 Dr. Farkash became Director of Marketing for the JPEG product line. In July 1998, Dr. Farkash was elected Vice President, Video Products, with responsibilities for the JPEG and DVD product lines. Dr. Farkash holds a Ph.D., M.S., and a B.S. in Electrical Engineering from the Technion.

ALON IRONI joined Zoran as a system engineer in March 1993. Mr. Ironi subsequently served as our Manager, System Engineering and Manager, Architecture and Algorithms. Mr. Ironi was elected Vice President, Engineering, Israel in January 1999. From March 1990 to March 1993, Mr. Ironi served as a DSP software engineer for the DSP Group. Mr. Ironi holds a B.S. in Electrical Engineering from the Technion.

UZIA GALIL has been a director of Zoran since 1983 and has served as Chairman of the Board of Directors since October 1993. From 1962 until his retirement on November 1, 1999, Mr. Galil served as President and Chief Executive Officer of Elron Electronic Industries Ltd., an Israeli high technology holding company, where he also served as Chairman of the Board. Prior to his retirement, Mr. Galil also served as Chairman of the Board of Directors of Elbit Ltd., an affiliate of Elron that develops, manufactures and markets advanced computer-based electronic imaging systems and products for medical imaging, defense, communications, and multimedia applications, since January 1981. Mr. Galil served as Chairman of the Executive Committee of Elbit's Board of Directors from 1978 to 1985 and from May 1986 to November 1999, and as President of Elbit from 1978 to 1985. Mr. Galil also serves as a director of the Executive Committee of Elscint Ltd., a manufacturer of computer-based medical diagnostic imaging systems, and as a member of the Board of Directors of Opal, Inc., Orbotech Ltd. and NetManage Inc. From 1980 to 1990, Mr. Galil served as Chairman of the International Board of Governors of the Technion. Mr. Galil has been a member of the advisory committee of the Bank of Israel since 1991. Mr. Galil holds a M.S. in Electrical Engineering from Purdue University and a B.S. from the Technion. Mr. Galil has also been awarded an honorary doctorate in technical sciences by the Technion in recognition of his contribution to the development of science-based industries in Israel, an honorary doctorate in philosophy by the Weizmann Institute of Science and an honorary doctorate in engineering by Polytechnic University, New York. Mr. Galil is also a past recipient of the Israel Industry Prize.

GEORGE T. HABER has been a director of Zoran since December 1996. Mr. Haber also served as our Executive Vice President from December 1996 to August 1997. Since August 1997, Mr. Haber has served as President and Chief Executive Officer of GigaPixel Corporation, a developer of 3-D graphics rendering systems. Mr. Haber was a founder of CompCore Multimedia, Inc., a developer of multimedia software and semiconductor products, and served as its President, Chief Executive Officer, Chief Financial Officer and a director from its founding in November 1993 until its acquisition by us in December 1996. Prior to founding CompCore, Mr. Haber held engineering positions at Toshiba/SGI from January 1993 to August 1993 and Sun Microsystems, Inc. from 1990 to
January 1993. Mr. Haber holds a B.A. from the Technion.

JAMES D. MEINDL has been a director of Zoran since March 1986. Dr. Meindl has been a professor of microelectronics at Georgia Institute of Technology since November 1993. From September 1986 to November 1993, Dr. Meindl served as Provost and Senior Vice President of Academic Affairs at Rensselaer Polytechnic Institute. Prior thereto, Dr. Meindl was a professor of electrical engineering and Director of the Stanford Electronics Laboratory and Center for Integrated Systems at Stanford University. Dr. Meindl is also a director of SanDisk, Inc. and Digital Microwave.

ARTHUR B. STABENOW has been a director of Zoran since November 1990.
Mr. Stabenow has been principally engaged as a private investor since
January 1999. From March 1986 to January 1999 Mr. Stabenow was employed as Chief Executive Officer of Micro Linear Corporation, a semiconductor company.
Mr. Stabenow serves as a director of Applied Micro Circuits Corporation.

PHILIP M. YOUNG has been a director of Zoran since January 1986. Mr. Young has been a general partner of U.S. Venture Partners, a venture capital partnership, since April 1990. Mr. Young is also a director of The Immune Response Corporation, CardioThoracic Systems, Inc., Vical Incorporated and 3Dfx Interactive, Inc.

Members of our Board of Directors are each elected for one year terms at the annual stockholders' meeting. Officers are elected by and serve at the discretion of the Board of Directors. There are no family relationships among our directors and executive officers.

                           RELATED-PARTY TRANSACTIONS

We have entered into the transactions and arrangements with Oren Semiconductor, Inc. described below. Oren was a subsidiary of ours until January 1996, when it was spun off to our stockholders. Elron Electronics Industries Ltd., our largest stockholder, and The Israel Corporation, which until recently was a beneficial owner of more than 5% of our outstanding shares of common stock, are each principal stockholders of Oren. Additionally, several of our directors are stockholders of Oren and two of our directors, Levy Gerzberg and Uzia Galil, are also members of Oren's board of directors.

EXPENSES INCURRED ON BEHALF OF OREN

From the time of the spin-off through September 1998, we advanced a substantial portion of Oren's operating expenses related to its operations in the United States, all of which were later reimbursed by Oren. These expenses included payroll, employee benefits, professional fees and other operating expenses. Until September 1997, we permitted Oren to occupy a portion of our Santa Clara facility, for which Oren reimbursed us for a pro rata portion of our monthly facility cost. Since October 1998, we have shared our facility in Japan with Oren, in return for which Oren reimburses us for 50% of our total operating cost related to that facility. The expenses we incurred on Oren's behalf during the years ended December 31, 1996, 1997 and 1998 and the nine months ended September 30, 1999 were $136,000, $405,000, $403,000 and $81,000.

TECHNOLOGY LICENSE AGREEMENT

In March 1999, we entered into a technology license agreement with Oren pursuant to which we granted Oren a worldwide nonexclusive license to incorporate a Zoran video decoder core in products sold by Oren to end users, resellers and original equipment manufacturers and to incorporate our core into Oren's own cores for license to third parties. The license agreement grants Oren similar rights to any updates to our core that we develop or release within one year after the date of the agreement. In return for this license, Oren agreed to pay us nonrefundable license and maintenance fees totalling $400,000, of which $100,000 has been paid to date and the remainder is payable in three installments ending February 28, 2000. Oren also agreed to pay us royalties and maintenance fees, based on the number of units incorporating our core that are sold by Oren or by licensees of its cores, and additional royalties based on any nonrefundable fee paid to Oren for the license of any core that incorporates the core we licensed to Oren. To date, Oren has not paid any royalties or related maintenance fees. The initial term of the license agreement is two years, and it will be automatically renewed for three additional one-year terms unless either party elects otherwise at least 30 days prior to a renewal date. The agreement may be terminated by either party in the event of a material breach by the other party or by us in the event of Oren's insolvency. The terms of the license agreement are comparable to similar agreements that we have entered into with unrelated third parties based on arm's-length negotiations.

SHORT-TERM LOAN

In April 1999, we made a loan of $350,000 to Oren. The loan bore simple interest at the rate of 7% per year and had a term of three months. The loan was repaid in full in July 1999.

                       PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to beneficial ownership of our common stock as of October 31, 1999 and as adjusted to reflect the sale of the common stock offered by this prospectus, by the following:

  - each of the executive officers named in the Summary Compensation table in our 1999 proxy statement;

  - each of our directors;

  - all of our directors and executive officers as a group;

  - each person or entity who is known by us to beneficially own more than 5% of our common stock; and

  - the selling stockholders.

                                                    SHARES BENEFICIALLY                   SHARES BENEFICIALLY
                                                           OWNED                                 OWNED
                                                    PRIOR TO OFFERING(1)       NUMBER      AFTER OFFERING(1)
                                                    --------------------      OF SHARES   --------------------
DIRECTORS AND EXECUTIVE OFFICERS                     NUMBER     PERCENT        OFFERED     NUMBER     PERCENT
--------------------------------                    ---------   --------      ---------   ---------   --------
Elron Electronic Industries Ltd...................  1,363,965     12.6%        500,000      863,965     6.5%
  Advanced Technology Center
  P.O. Box 1513
  Haifa 31015, Israel
Levy Gerzberg, Ph.D. (2)..........................    442,805      3.9%             --      442,805     3.2%
Aharon Aharon (3).................................     99,981     *                 --       99,981     *
Isaac Shenberg, Ph.D. (4).........................     97,020     *                 --       97,020     *
George T. Haber (5)...............................     60,000     *                 --       60,000     *
Paul R. Goldberg (6)..............................     57,878     *                 --       57,878     *
Arthur B. Stabenow (7)............................     54,147     *                 --       54,147     *
Uzia Galil (8)....................................     45,889     *                 --       45,889     *
James D. Meindl, Ph.D. (9)........................     44,913     *                 --       44,913     *
Philip M. Young (10)..............................     35,695     *                 --       35,695     *
Alex Sinar (11)...................................     31,178     *                 --       31,178     *
All directors and executive officers as a group
  (13 persons) (12)...............................  1,165,493     10.6%                   1,165,493     8.1%

---------------------

   * Represents less than 1%

 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable, or will become exercisable within 60 days after October 31, 1999, are deemed outstanding. Such shares, however, are not deemed outstanding for purposes of computing the percentage ownership of any other person. In general, options granted under our 1993 Stock Option Plan are fully exercisable from the date of grant, subject to our right to repurchase any unvested shares at the original exercise price in the event of termination of the optionee's employment. Options granted under our 1995 Outside Directors Stock Option Plan generally become vested and exercisable one year after the date of grant. Unless otherwise indicated in the footnotes to this table, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

 (2) Includes 381,323 shares subject to stock options that are currently exercisable.

 (3) Includes 98,900 shares subject to stock options that are currently exercisable.

 (4) Includes 95,785 shares subject to stock options that are currently exercisable.

 (5) Includes 20,000 shares held by Mr. Haber as custodian for Sabrina Cismas and 20,000 shares held by him as custodian for Cristina Cismas.

 (6) Includes 48,124 shares subject to stock options that are currently exercisable.

 (7) Includes 43,566 shares subject to stock options that are currently exercisable or will become exercisable within 60 days after October 31, 1999.

 (8) Includes 3,008 shares held by Mr. Galil's spouse. Mr. Galil may be deemed to be a beneficial owner of these shares, although Mr. Galil disclaims such beneficial ownership. Also includes 34,400 shares subject to stock options that are currently exercisable or will become exercisable within 60 days after October 31, 1999.

 (9) Includes 222 shares held jointly with Dr. Meindl's spouse and 1,125 shares held by James and Frederica Meindl as trustees of the Meindl Trust dated February 4, 1972. Also includes 43,566 shares subject to stock options that are currently exercisable or will become exercisable within 60 days after October 31, 1999.

 (10) Includes 35,666 shares subject to stock options that are currently exercisable or will become exercisable within 60 days after October 31, 1999.

 (11) Mr. Sinar was one of the officers named in the Summary Compensation Table in our 1999 proxy statement, although his employment with us had terminated in February 1999. The information shown in the table with respect to Mr. Sinar is based on information that was available to us at the time of Mr. Sinar's termination.

 (12) Includes 1,012,038 shares subject to stock options that are currently exercisable or will become exercisable within 60 days after October 31, 1999. Excludes shares held by Mr. Sinar, who was no longer employed by us as of October 31, 1999.

                                  UNDERWRITING

Zoran and the selling stockholders have entered into an underwriting agreement with the underwriters named below. CIBC World Markets Corp., BancBoston Robertson Stephens Inc., Salomon Smith Barney Inc. and SoundView Technology Group, Inc. are acting as representatives of the underwriters.

The underwriting agreement provides for the purchase of a specific number of shares of common stock by each of the underwriters. The underwriters' obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of common stock set forth opposite its name below:

UNDERWRITER                                                   NUMBER OF SHARES
-----------                                                   ----------------
CIBC World Markets Corp. ...................................
BancBoston Robertson Stephens Inc...........................
Salomon Smith Barney Inc....................................
SoundView Technology Group, Inc.............................
                                                                 ---------
Total.......................................................     3,000,000
                                                                 =========

This is a firm commitment underwriting. This means that the underwriters have agreed to purchase all of the shares offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.

The shares should be ready for delivery on or about             , 1999 against
payment in immediately available funds. The representatives have advised Zoran and the selling stockholders that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the representatives may offer some of the shares to certain securities dealers at such price less a concession of
$               per share. The underwriters may also allow, and such dealers may
reallow, a concession not in excess of $               per share to certain
other dealers. After the shares are released for sale to the public, the representatives may change the offering price and other selling terms at various times.

Zoran has granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of 450,000 additional shares from Zoran to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to public will be
$               million, and the total proceeds to Zoran will be $       . The
underwriters have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter's initial amount reflected in the foregoing table.

The following table provides information regarding the amount of the discount to be given to the underwriters by Zoran and the selling stockholders:

                                                                       TOTAL WITHOUT    TOTAL WITH FULL
                                                                        EXERCISE OF       EXERCISE OF
                                                                       OVER-ALLOTMENT   OVER-ALLOTMENT
                                                           PER SHARE       OPTION           OPTION
                                                           ---------   --------------   ---------------
Zoran....................................................   $           $                 $
Selling stockholders.....................................
Total....................................................

Zoran estimates that its total expenses of the offering, excluding the underwriting discount, will be approximately $205,000.

Zoran and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Zoran, its officers and directors and some other stockholders have agreed to a
90-day "lock up" with respect to approximately       shares of common stock and
certain other Zoran securities that they beneficially own, including securities that are convertible into shares of common stock and securities that are exchangeable or exercisable for shares of common stock. This means that, subject to certain exceptions, for a period of 90 days following the date of this prospectus, Zoran and such persons may not directly or indirectly offer, sell, pledge or otherwise dispose of the Zoran securities without the prior written consent of CIBC World Markets Corp. CIBC World Markets Corp., however may in its sole discretion and at any time without notice, release all or any portion of the shares subject to these agreements.

The representatives have informed us that they do not expect discretionary sales by the underwriters to exceed five percent of the shares offered by this prospectus.

Rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:

  - Stabilizing transactions--The representatives may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

  - Over-allotments and syndicate covering transactions--The underwriters may create a short position in the shares by selling more shares than are set forth on the cover page of this prospectus. If a short position is created in connection with the offering, the representatives may engage in syndicate covering transactions by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option.

  - Penalty bids--If the representatives purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

  - Passive market making--Market makers in the shares who are underwriters or prospective underwriters may make bids for or purchases of shares, subject to certain limitations, until the time, if ever, at which a stabilizing bid is made.

Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of such transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.

Neither Zoran nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. These transactions may occur on the Nasdaq National Market or otherwise. If these transactions are commenced, they may be discontinued without notice at any time.

                                 LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Gray Cary Ware & Freidenrich LLP, Palo Alto, California. Certain legal matters relating to the offering will be passed upon for the underwriters by Gibson, Dunn & Crutcher LLP, San Francisco, California.

                                    EXPERTS

The financial statements as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

             WHERE YOU CAN FIND ADDITIONAL INFORMATION ABOUT ZORAN

We have filed with the SEC a registration statement on Form S-3, including the exhibits and schedules thereto, under the Securities Act with respect to the shares to be sold in this offering. This prospectus does not contain all the information set forth in the registration statement. For further information about us and the shares to be sold in this offering, please refer to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to, are not necessarily complete, and in each instance please refer to the copy of the contract, agreement or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by this reference.

You may read and copy all or any portion of the registration statement or any reports, statements or other information we file with the SEC at the SEC's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.C., Washington, D.C. 20549 and at the regional offices of the SEC located at Seven World Trade Center, 13th Floor, New York, New York 10048 and the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings, including the registration statement will also be available to you on the SEC's Web site. The address of this site is http://www.sec.gov.

                      DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the sale of all of the shares of common stock that are part of this offering. The documents we are incorporating by reference are as follows:

  - our Annual Report on Form 10-K for the year ended December 31, 1998;

  - our Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999;

  - the description of our common stock contained in our registration statement on Form 8-A (Registration No. 33-98630-LA) declared effective by the SEC on December 14, 1995, including any amendments or reports filed for the purpose of updating that description; and

  - our Proxy Statement, filed on June 25, 1999.

Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the SEC and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superceded.

You may request a copy of these filings at no cost by writing or telephoning our investor relations department at the following address and telephone number:

        Zoran Corporation
       3112 Scott Boulevard
       Santa Clara, California 95054
       (408) 919-4111

                               ZORAN CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
Report of Independent Accountants...........................    F-2
Consolidated Balance Sheets as of December 31, 1997 and 1998
  and September 30, 1999 (unaudited)........................    F-3
Consolidated Statements of Operations for the three years
  ended December 31, 1998 and the nine month periods ended
  September 30, 1998 (unaudited) and 1999 (unaudited).......    F-4
Consolidated Statements of Stockholders' Equity for the
  three years ended December 31, 1998 and the nine month
  period ended September 30, 1999 (unaudited)...............    F-5
Consolidated Statements of Cash Flows for the three years
  ended December 31, 1998 and the nine month periods ended
  September 30, 1998 (unaudited) and 1999 (unaudited).......    F-6
Notes to Consolidated Financial Statements..................    F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF ZORAN CORPORATION

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Zoran Corporation and its subsidiaries at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP
San Jose, California
January 27, 1999

                               ZORAN CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                 DECEMBER 31,
                                                              -------------------   SEPTEMBER 30,
                                                                1997       1998         1999
                                                              --------   --------   -------------
                                                                                     (UNAUDITED)
ASSETS
  Current assets:
    Cash and cash equivalents...............................  $  9,903   $  8,221     $  4,857
    Short-term investments..................................    12,473     10,954       13,591
    Accounts receivable, net................................    16,509     15,558       19,533
    Inventory...............................................     4,123      7,063        9,434
    Prepaid expenses and other current assets...............     2,232      2,018        2,164
                                                              --------   --------     --------
      Total current assets..................................    45,240     43,814       49,579
  Property and equipment, net...............................     5,704      5,356        4,573
                                                              --------   --------     --------
                                                              $ 50,944   $ 49,170     $ 54,152
                                                              ========   ========     ========

LIABILITIES AND STOCKHOLDERS' EQUITY
  Current liabilities:
    Accounts payable........................................  $  9,572   $  6,530     $  3,684
    Accrued expenses and other liabilities..................     7,086      6,454        8,506
                                                              --------   --------     --------
      Total current liabilities.............................    16,658     12,984       12,190
                                                              --------   --------     --------
  Commitments and contingencies (Note 7)
    Stockholders' equity:
    Common Stock, $0.001 par value; 20,000,000 shares
      authorized; 9,800,679, 10,213,394 and 10,834,296
      shares issued and outstanding.........................        10         10           10
    Additional paid-in capital..............................    78,664     79,635       81,590
    Warrants................................................       717        717          717
    Accumulated other comprehensive income..................        --         --          483
    Accumulated deficit.....................................   (45,105)   (44,176)     (40,838)
                                                              --------   --------     --------
      Total stockholders' equity............................    34,286     36,186       41,962
                                                              --------   --------     --------
                                                              $ 50,944   $ 49,170     $ 54,152
                                                              ========   ========     ========

  The accompanying notes are an integral part of these consolidated financial statements.

                               ZORAN CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                    NINE MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,          SEPTEMBER 30,
                                                  ------------------------------   -------------------
                                                    1996       1997       1998       1998       1999
                                                  --------   --------   --------   --------   --------
                                                                                       (UNAUDITED)
Revenues:
  Product sales.................................  $35,503    $32,717    $33,465    $22,230    $34,728
  Software, licensing and development...........    8,606     12,210     10,760      7,859      6,891
                                                  -------    -------    -------    -------    -------
    Total revenues..............................   44,109     44,927     44,225     30,089     41,619
                                                  -------    -------    -------    -------    -------

Costs and expenses:
  Cost of product sales.........................   20,262     16,032     19,036     12,750     18,497
  Research and development......................    8,954     13,787     13,548      9,654      9,945
  Selling, general and administrative...........   10,739     11,209     11,551      8,311     10,232
  Merger and related............................    2,153         --         --         --         --
                                                  -------    -------    -------    -------    -------
    Total costs and expenses....................   42,108     41,028     44,135     30,715     38,674
                                                  -------    -------    -------    -------    -------
Operating income (loss).........................    2,001      3,899         90       (626)     2,945
Interest expense................................     (146)        --         --         --         --
Interest and other income.......................    1,173      1,258      1,071        696      1,226
                                                  -------    -------    -------    -------    -------
Income before income taxes......................    3,028      5,157      1,161         70      4,171
Provision for income taxes......................      665        928        232         14        833
                                                  -------    -------    -------    -------    -------
Net income......................................  $ 2,363    $ 4,229    $   929    $    56    $ 3,338
                                                  =======    =======    =======    =======    =======
Basic net income per share......................  $  0.27    $  0.45    $  0.09    $  0.01    $  0.32
                                                  =======    =======    =======    =======    =======
Diluted net income per share....................  $  0.22    $  0.38    $  0.08    $  0.01    $  0.28
                                                  =======    =======    =======    =======    =======
Shares used to compute basic net income per
  share.........................................    8,802      9,412     10,042      9,988     10,578
                                                  =======    =======    =======    =======    =======
Shares used to compute diluted net income per
  share.........................................   10,661     11,072     11,119     10,970     11,865
                                                  =======    =======    =======    =======    =======

  The accompanying notes are an integral part of these consolidated financial statements.

                               ZORAN CORPORATION
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                                                 UNREALIZED GAIN
                                      COMMON STOCK       ADDITIONAL               ON SECURITIES
                                   -------------------    PAID-IN                   AVAILABLE      ACCUMULATED
                                    SHARES     AMOUNT     CAPITAL     WARRANT         SALE           DEFICIT      TOTAL
                                   --------   --------   ----------   --------   ---------------   -----------   --------
Balance at December 31, 1995.....    8,410      $ 8        $72,606      $ --          $ --           $(51,697)   $20,917
  Issuance of Common Stock
    pursuant to public offering
    over-allotment, net of
    expenses.....................      308        1          3,531        --            --                 --      3,532
  Issuance of Common Stock,
    net..........................      183       --            468        --            --                 --        468
  Conversion of note.............      128       --          1,032        --            --                 --      1,032
  Amortization of deferred
    compensation.................       --       --            218        --            --                 --        218
  Net income.....................       --       --             --        --            --              2,363      2,363
                                    ------      ---        -------      ----          ----           --------    -------
Balance at December 31, 1996.....    9,029        9         77,855        --            --            (49,334)    28,530
  Issuance of Common Stock,
    net..........................      772        1            769        --            --                 --        770
  Issuance of Warrant............       --       --             --       717            --                 --        717
  Amortization of deferred
    compensation.................       --       --             40        --            --                 --         40
  Net income.....................       --       --             --        --            --              4,229      4,229
                                    ------      ---        -------      ----          ----           --------    -------
Balance at December 31, 1997.....    9,801       10         78,664       717            --            (45,105)    34,286
  Issuance of Common Stock,
    net..........................      412       --            971        --            --                 --        971
  Net income.....................       --       --             --        --            --                929        929
                                    ------      ---        -------      ----          ----           --------    -------
Balance at December 31, 1998.....   10,213       10         79,635       717            --            (44,176)    36,186
  Issuance of Common Stock, net
    (unaudited)..................      621       --          1,955        --            --                 --      1,955
  Other comprehensive income
    (unaudited)..................       --       --             --        --           483                 --        483
  Net income (unaudited).........       --       --             --        --            --              3,338      3,338
                                    ------      ---        -------      ----          ----           --------    -------
Balance at September 30, 1999
  (unaudited)....................   10,834      $10        $81,590      $717          $483           $(40,838)   $41,962
                                    ======      ===        =======      ====          ====           ========    =======

  The accompanying notes are an integral part of these consolidated financial statements.

                               ZORAN CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                                    NINE MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,          SEPTEMBER 30,
                                                  ------------------------------   -------------------
                                                    1996       1997       1998       1998       1999
                                                  --------   --------   --------   --------   --------
                                                                                       (UNAUDITED)
Cash flows from operating activities:
  Net income....................................  $  2,363   $ 4,229    $   929    $    56    $ 3,338
  Adjustments:
    Depreciation, amortization and other........     1,420     1,862      2,306      1,564      1,520
    Amortization of deferred compensation.......       218        40         --         --         --
    Deferred revenue............................    (1,758)      121       (112)        --         --
    Changes in current assets and liabilities:
      Accounts receivable.......................    (5,815)   (5,421)       951      3,152     (4,337)
      Inventory.................................       456    (2,324)    (2,940)    (2,688)    (2,371)
      Prepaid expenses and other current
        assets..................................      (686)     (356)       214        394       (146)
      Accounts payable..........................     2,868     3,151     (3,042)    (3,127)    (2,846)
      Accrued expenses and other liabilities....     2,368       534       (700)    (4,463)     1,762
                                                  --------   -------    -------    -------    -------
        Net cash provided by (used in) operating
          activities............................     1,434     1,836     (2,394)    (5,112)    (3,080)
                                                  --------   -------    -------    -------    -------

Cash flows from investing activities:
  Capital expenditures for property and
    equipment...................................    (3,480)   (3,649)    (1,778)    (1,339)    (1,085)
  Sales (Purchase) of short-term investments,
    net.........................................   (12,243)     (230)     1,519      1,913     (1,154)
                                                  --------   -------    -------    -------    -------
        Net cash provided by (used in) in
          investing activities..................   (15,723)   (3,879)      (259)       574     (2,239)
                                                  --------   -------    -------    -------    -------

Cash flows from financing activities:
  Proceeds from debt............................     1,000        --         --         --         --
  Repayments of debt............................      (973)       --         --         --         --
  Proceeds from issuance of Common Stock, net...     4,000       770        971        492      1,955
                                                  --------   -------    -------    -------    -------
        Net cash provided by financing
          activities............................     4,027       770        971        492      1,955
                                                  --------   -------    -------    -------    -------

Net decrease in cash and cash equivalents.......   (10,262)   (1,273)    (1,682)    (4,046)    (3,364)
Cash and cash equivalents at beginning of
  period........................................    21,438    11,176      9,903      9,903      8,221
                                                  --------   -------    -------    -------    -------
Cash and cash equivalents at end of period......  $ 11,176   $ 9,903    $ 8,221    $ 5,857    $ 4,857
                                                  ========   =======    =======    =======    =======
Supplemental disclosures:
  Interest paid.................................  $    145   $    --    $    --    $    --    $    --
                                                  ========   =======    =======    =======    =======
  Income taxes paid.............................  $    468   $   368    $    --    $    --    $    --
                                                  ========   =======    =======    =======    =======
  Conversion of debt to Common Stock............  $  1,032   $    --    $    --    $    --    $    --
                                                  ========   =======    =======    =======    =======

  The accompanying notes are an integral part of these consolidated financial statements.

                               ZORAN CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1--THE COMPANY:

Zoran Corporation ("Zoran" or the "Company") was incorporated in California in December 1981 and reincorporated in Delaware in November 1986. On December 27, 1996, the Company completed its merger with CompCore Multimedia, Inc. ("CompCore"), a developer of decompression technology for digital video and audio applications (see Note 3). Zoran develops and markets integrated circuits and software products for digital video and audio applications enabled by compression. The Company's integrated circuits and software products are used in a variety of video and audio products addressing PC and consumer multimedia markets. Current applications incorporating Zoran's products and IP include professional and consumer video editing systems, filmless digital cameras, standalone and PC-based DVD players, Super VCD players, digital speakers and audio systems. The Company operates predominantly in one industry segment.

The Company performs research and development and generates a substantial portion of its sales from its operations located in the State of Israel. A significant number of the Company's full-time employees are located in Israel, including a majority of the Company's research and development personnel. Therefore, the Company is directly affected by the political, economic and military conditions to which that country is subject.

The semiconductor business is highly cyclical and has been subject to significant downturns at various times that have been characterized by diminished product demand, production, overcapacity, and accelerated erosion of average selling prices. As such, the selling price that the Company is able to command for its products is highly dependent on industry-wide production capacity and demand, both of which factors could result in rapid deviations in product pricing and therefore could adversely effect the Company's operating results.

  PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION

The consolidated financial statements include the accounts of Zoran and all its subsidiaries. Intercompany transactions and balances have been eliminated in consolidation.

  INTERIM RESULTS (UNAUDITED)

The accompanying consolidated balance sheet as of September 30, 1999, the consolidated statements of operations and cash flows for the nine months ended September 30, 1999 and 1998, the consolidated statements of stockholders' equity for the nine months ended September 30, 1999 and related note disclosures herein are unaudited. In the opinion of management, these statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the results of these periods. Results for the interim periods presented are not necessarily indicative of the results to be expected for the full year. The data disclosed in the notes to the consolidated financial statements for these periods are unaudited.

NOTE 2--SIGNIFICANT ACCOUNTING POLICIES:

Zoran has adopted accounting policies which are generally accepted in the industry in which it operates. The following is a summary of the Company's significant accounting policies.

  USE OF ESTIMATES

The preparation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the

                               ZORAN CORPORATION

NOTE 2--SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) financial statements and accompanying notes. Actual results could differ from those estimates, although such differences are not expected to be material to the consolidated financial statements.

  TRANSLATION OF FOREIGN CURRENCIES

ZML, an Israeli subsidiary, treats the U.S. dollar as its functional currency. In accordance with Statement of Financial Accounting Standards No. 52 ("SFAS 52"), gains and losses resulting from translation of accounts designated in other than the functional currency are reflected in results of operations and to date have been insignificant.

To date, substantially all of the Company's product sales have been denominated in U.S. dollars and most costs of product sales have been incurred in U.S. dollars. The Company has not experienced material losses or gains as a result of currency exchange rate fluctuations and has not engaged in hedging transactions to reduce its exposure to such fluctuations. The Company may take action in the future to reduce its foreign exchange risk.

  REVENUE RECOGNITION

Revenue from product sales is generally recognized upon shipment. A provision for estimated future returns and potential warranty liability is recorded at the time revenue is recognized. Development revenue under development contracts is recognized on the percentage-of-completion method. Under the percentage-of-completion method, revenue recognized is that portion of the total contract price equal to the ratio of costs expended to date to the anticipated final total costs, based on current estimates of the costs to complete the project. Amounts received in advance of performance under contracts are recorded as deferred revenue and are generally recognized within one year from receipt. Estimates are reviewed and revised periodically throughout the lives of the contracts. Any revisions are recorded in the accounting period in which the revisions are made. Costs associated with development revenues are included primarily in research and development expenses. Revenue resulting from the licensing of the Company's technology is recognized when significant contractual obligations have been fulfilled. The Company does not provide customers with product return or exchange rights in connection with the sale of software licenses. Periodic service and maintenance fees provide customers access to technical support and minor enhancements to licensed releases are recognized ratably over the service or maintenance period. Royalty revenue is recognized in the period licensed sales are reported to the Company.

  RESEARCH AND DEVELOPMENT COSTS

Costs related to the conceptual formation and design of internally developed software are expensed as research and development as incurred. It is the Company's policy that certain internal software development costs incurred after technological feasibility has been demonstrated and which meet recoverability tests are capitalized and amortized over the estimated economic life of the product. To date, the Company has incurred no significant internal software development costs which meet the criteria for capitalization.

  FAIR VALUE OF FINANCIAL INSTRUMENTS

For certain of Zoran's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and other current liabilities, the carrying value amounts approximate their fair value due to the relatively short maturity of these items.

                               ZORAN CORPORATION

NOTE 2--SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
  CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

All highly liquid investments purchased with an original maturity of 90 days or less are considered to be cash and cash equivalents.

All of Zoran's investment portfolio is classified as available-for-sale and, therefore, is reported at fair value with unrealized gains and losses, net of related tax, if any, included as a separate component of stockholders' equity. Realized gains and losses on sales of all such securities are reported in interest and other income and have not been significant to date. At
December 31, 1998, the fair value of the Company's marketable securities approximates cost.

(unaudited)

At September 30, 1999, the Company's investment portfolio consisted primarily of commercial paper with maturities of less than one year and the stock acquired as a result of the MGI transaction (see Note 12). The unrealized gain on securities available for sale of $483,000 included in comprehensive income represents the unrealized gain on the stock as of September 30, 1999. The fair value of the remaining marketable securities approximates cost at September 30, 1999.

  CONCENTRATION OF CREDIT RISK OF FINANCIAL INSTRUMENTS

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, short-term investments and trade accounts receivable. The Company places its cash in banks and cash equivalents primarily in auction rate preferred, certificates of deposit and commercial paper. The Company, by policy, limits the amount of credit exposure through diversification and highly-rated securities. The Company has not experienced any significant losses on its cash equivalents or short-term investments.

The Company markets integrated circuits and technology to manufacturers and distributors of electronic equipment primarily in North America, Europe and the Pacific Rim. The Company performs ongoing credit evaluations of its customers' financial condition and limits the amount of credit extended when deemed necessary, but generally does not require collateral. Management believes that any risk of loss is significantly reduced due to the diversity of its customers and geographic sales areas. The Company maintains a provision for potential credit losses, and write-offs of accounts receivable were insignificant in each of the three years in the period ended December 31, 1998. As of December 31, 1998, five customers accounted for approximately 20%, 14%, 7%, 7%, and 5% of the accounts receivable balance. As of December 31, 1997, three customers accounted for approximately 29%, 17% and 11% of the accounts receivable balance.

  INVENTORY

Inventories are stated at the lower of standard cost (which approximates actual cost on a first-in, first-out basis) or market. Market is based on estimated net realizable value.

  PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of three to five years. Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful lives of the assets or the remaining term of the lease.

                               ZORAN CORPORATION

NOTE 2--SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
  INCOME TAXES

The Company follows the liability method of accounting for income taxes which requires recognition of deferred tax liabilities and assets for the expected future tax consequence of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities.

(unaudited)

For the nine month periods ended September 30, 1998 and 1999 the provision for income taxes reflects the estimated annualized effective tax rate applied to earnings for the interim periods. The effective tax rate differs from the U.S. statutory rate due to utilization of net operating losses and State of Israel tax benefits on foreign earnings. The provision includes primarily taxes on income in excess of net operating loss carryover limitations and foreign withholding taxes.

  EARNINGS PER SHARE

In accordance with Statement of Financial Accounting Standards no. 128
("SFAS 128") Zoran reports Earnings per Share ("EPS"), both basic and diluted, on the statement of operations. Basic EPS is based upon the weighted average number of common shares outstanding. Diluted EPS is computed using the weighted average common shares outstanding plus any potentially dilutive securities, except when their effect is anti-dilutive. Dilutive securities include stock options and warrants. See Note 9.

  STOCK COMPENSATION

The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees" and related interpretations. The Company provides additional pro forma disclosures as required under Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation." See Note 3 and 8.

  SEGMENT REPORTING

In 1998, the Company adopted Statement of Financial Accounting Standards
No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information." SFAS 131 supersedes SFAS 14 "Financial Reporting for Segments of a Business Enterprise," replacing the "Industry Segment" approach with the "Management" approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments.
SFAS 131 also requires disclosures about products and services, geographic areas, and major customers. The Company operates in one industry segment comprising the development and marketing of integrated circuits and software products for use in a variety of video and audio products addressing PC and consumer multimedia markets.

  COMPREHENSIVE INCOME

In 1998, the Company adopted Statement of Financial Accounting Standards No. 130 ("SFAS 130") reporting comprehensive income.

                               ZORAN CORPORATION

NOTE 2--SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
The following are the components of comprehensive income (in thousands):

                                                               YEAR ENDED              NINE MONTHS ENDED
                                                              DECEMBER 31,               SEPTEMBER 30,
                                                     ------------------------------   --------------------
                                                       1996       1997       1998       1998       1999
                                                     --------   --------   --------   --------   ---------
                                                                                          (UNAUDITED)
Net income.........................................   $2,363     $4,229     $  929     $   56     $3,338
Unrealized gain on short term-investment...........       --         --         --         --        483
                                                      ------     ------     ------     ------     ------
Comprehensive income...............................   $2,363     $4,229     $  929     $   56     $3,821
                                                      ======     ======     ======     ======     ======

The components of accumulated other comprehensive income are as follows (in thousands):

                                                                 DECEMBER 31,
                                                              -------------------   SEPTEMBER 30,
                                                                1997       1998         1999
                                                              --------   --------   -------------
                                                                                     (UNAUDITED)
Unrealized gain on short term investment....................       --         --       $  483

  RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes a new model for accounting for derivatives and hedging activities and supercedes and amends a number of existing accounting standards. SFAS 133 requires that all derivatives be recognized in the balance sheet at their fair market value, and the corresponding derivative gains or losses be either reported in the statement of operations or as a deferred item depending on the type of hedge relationship that exists with respect to such derivative. Adopting the provisions of SFAS 133, which will be effective for the Company's fiscal year 2000, are not expected to have a material effect on the Company's consolidated financial statements.

(unaudited)

In July 1999, the Financial Accounting' Standards Board issued Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of SFAS 133
("SFAS 137"). SFAS 137 defers the effective date of SFAS 133 to fiscal quarters and years beginning after June 15, 2000. Adopting the provisions of SFAS 133 is not expected to have a material effect on the Company's consolidated financial statements.

NOTE 3--ACQUISITION OF COMPCORE:

On December 27, 1996, the Company completed its merger with CompCore. The Company issued 1,957,308 shares of Common Stock in connection with the merger. This transaction was accounted for as a pooling of interests; therefore, prior financial statements have been restated to reflect this merger.

Net income for 1996 includes $2,153,000 of merger costs and expenses which were incurred and have been charged to merger and related expenses in 1996. The charge includes professional fees, costs associated with merging the companies and other direct transaction costs associated with the merger.

CompCore granted 1,244,434 shares of Common Stock and stock options for 735,157 shares which were considered to have been issued below fair market value during the years ended December 31, 1995 and 1996, respectively. The Company amortized approximately $201,000 of compensation expense over their

                               ZORAN CORPORATION

NOTE 3--ACQUISITION OF COMPCORE: (CONTINUED) vesting periods of two and four years, respectively. Due to certain employee terminations, the compensation expense was fully amortized at December 31, 1998.

NOTE 4--BALANCE SHEET COMPONENTS (IN THOUSANDS):

                                                    DECEMBER 31,
                                                 -------------------   SEPTEMBER 30,
                                                   1997       1998         1999
                                                 --------   --------   -------------
                                                                        (UNAUDITED)
ACCOUNTS RECEIVABLE, NET:
  Trade........................................  $17,253    $14,486       $19,857
  Unbilled.....................................      245      1,871           747
                                                 -------    -------       -------
                                                  17,498     16,537        20,604
  Less: allowance..............................     (989)      (799)       (1,071)
                                                 -------    -------       -------
                                                 $16,509    $15,558       $19,533
                                                 =======    =======       =======

Unbilled accounts receivable consists of both development revenue recognized, but not yet billed and research and development funding not yet received. Unbilled development revenue represents revenue recognized under the percentage-of-completion method prior to achievement of the related contract milestones. The Company bills development revenue when contract milestones are achieved. The Company recognizes research and development funding as reimbursable expenses, under research and development agreements, as incurred. This funding is offset against research and development expenses.

                               ZORAN CORPORATION

NOTE 4--BALANCE SHEET COMPONENTS (IN THOUSANDS): (CONTINUED)

                                                                 DECEMBER 31,
                                                              -------------------   SEPTEMBER 30,
                                                                1997       1998         1999
                                                              --------   --------   -------------
                                                                                     (UNAUDITED)
INVENTORY:
  Work-in-process...........................................  $ 1,860    $ 1,781       $ 3,037
  Finished goods............................................    2,263      5,282         6,397
                                                              -------    -------       -------
                                                              $ 4,123    $ 7,063       $ 9,434
                                                              =======    =======       =======
PROPERTY AND EQUIPMENT:
  Computer equipment........................................  $ 9,100    $ 9,573       $ 9,005
  Office equipment and furniture............................      702        706           724
  Machinery and equipment...................................      824        860           985
  Leasehold improvements....................................      493        544           568
                                                              -------    -------       -------
                                                               11,119     11,683        11,282
  Less: accumulated depreciation and amortization...........   (5,415)    (6,327)       (6,709)
                                                              -------    -------       -------
                                                              $ 5,704    $ 5,356       $ 4,573
                                                              =======    =======       =======
ACCRUED EXPENSES AND OTHER LIABILITIES:
  Accrued payroll and related expenses......................  $ 2,765    $ 1,910       $ 2,518
  Accrued royalties.........................................    1,187        808           508
  Taxes payable.............................................    1,266      1,592         2,993
  Deferred revenue..........................................      464        352           507
  Other accrued liabilities.................................    1,404      1,792         1,980
                                                              -------    -------       -------
                                                              $ 7,086    $ 6,454       $ 8,506
                                                              =======    =======       =======

NOTE 5--RESEARCH AND DEVELOPMENT ARRANGEMENTS:

The Company is a party to certain research and development agreements with the Chief Scientist in Israel's Ministry of Industry and Trade Department (the "Chief Scientist") and the Israel-United States Binational Industrial Research and Development Foundation ("BIRDF"), which fund up to 50% of incurred project costs for approved products up to specified contract maximums. The Company is not obligated to repay funding regardless of the outcome of its development efforts; however, these agreements require the Company to use its best efforts to achieve specified results and require the Company to pay royalties at rates of 3% to 5% of resulting products sales, and up to 30% of resulting license revenues, up to a maximum of 100% to 150% of the total funding received. Reported research and development expenses are net of these grants, which fluctuate from period to period.

                               ZORAN CORPORATION

NOTE 5--RESEARCH AND DEVELOPMENT ARRANGEMENTS: (CONTINUED)
Gross research and development expenses and the related grants are as follows (in thousands):

                                                                                     NINE MONTHS ENDED
                                                      YEAR ENDED DECEMBER 31,          SEPTEMBER 30,
                                                   ------------------------------   -------------------
                                                     1996       1997       1998       1998       1999
                                                   --------   --------   --------   --------   --------
                                                                                        (UNAUDITED)
Research and development expenses:
Gross research and development expenses..........   $9,136    $13,787    $14,399    $10,254    $10,431
Less: grants earned..............................     (182)        --       (851)      (600)      (486)
                                                    ------    -------    -------    -------    -------
                                                    $8,954    $13,787    $13,548    $ 9,654    $ 9,945
                                                    ======    =======    =======    =======    =======

Royalty expenses related to these grants were $1,248,000, $301,000, and $196,000 in 1996, 1997 and 1998, respectively and $177,000 (unaudited) and $4,000 (unaudited) for the nine months ended September 30, 1998 and 1999, respectively.

NOTE 6--DEVELOPMENT CONTRACTS:

The Company has generated a portion of its total revenues from development contracts, primarily with key customers. These development contracts have provided the Company with partial funding for the development of certain of its products. The Company classifies costs related to these development contracts as research and development expenses. The Company is not obligated to repay funding regardless of the outcome of its development efforts; however, the agreements require the Company to use its best efforts to achieve specified results as per the agreements. The Company retains ownership of the intellectual property developed under the contracts; however, some contracts limit the product markets in which the Company may directly sell the developed product. Revenues generated under these contracts were $3,698,000, $1,752,000 and $2,960,000 in 1996, 1997 and 1998, respectively and $2,136,000 (unaudited) and $685,000 (unaudited) for the nine months ended September 30, 1998 and 1999, respectively.

NOTE 7--COMMITMENTS:

The Company rents facilities and equipment under various lease agreements expiring through 2003. Rent expense for 1996, 1997 and 1998 totaled approximately $405,000, $748,000 and $887,000 respectively. Future minimum lease payments required under noncancelable leases at December 31, 1998 are as follows:

YEAR ENDING DECEMBER 31,
------------------------
1999........................................................  $  882,000
2000........................................................     482,000
2001........................................................     289,000
2002........................................................     289,000
2003........................................................     108,000
                                                              ----------
Total minimum lease payments................................  $2,050,000
                                                              ==========

                               ZORAN CORPORATION

NOTE 8--STOCKHOLDERS' EQUITY:

  COMMON STOCK

In December 1995, the Company issued shares of Common Stock in conjunction with the Company's initial public offering ("IPO"). In January 1996, the underwriters exercised their over-allotment option to purchase additional shares of Common Stock. In December 1996, the Company acquired CompCore through a merger which was accounted for as a pooling of interest (see Note 3).

  WARRANTS

In September 1997, in connection with a software license agreement, the Company issued a warrant to purchase 75,000 shares of its Common Stock at an exercise price of $24.31 per share. The warrant is exercisable for a period of four years from a date beginning one year after the issuance date of the warrant. The $717,000 estimated value of the warrant, is being amortized over the four-year period of the license agreement. The unamortized balance at December 31, 1998 of $477,000 is included in prepaid expenses and other current assets.

  STOCK OPTION PLANS

1993 STOCK OPTION PLAN. The Company's 1993 Stock Option Plan (the "1993 Option Plan") was adopted by the Board of Directors of the Company and approved by the stockholders of the Company in July 1993. A total of 2,140,000 shares of Common Stock have been reserved for issuance under the 1993 Option Plan. The 1993 Option Plan provides for grants of options to employees, non-employee directors and consultants. The 1993 Option Plan is currently being administered by the Compensation Committee of the Board of Directors of the Company, which determines the optionees and the terms of the options granted, including the exercise price, number of shares subject to the option plan and the exercisability thereof. The option price for shares granted under the 1993 Option Plan is typically equal to the fair market value of the common stock at the date of grant. The 1993 Option Plan will terminate in July 2003, unless sooner terminated by the Board of Directors.

Generally, options granted under the 1993 Option Plan are fully exercisable on and after the date of grant, subject to the Company's right to repurchase from an optionee, at the optionee's original per share exercise price, any unvested shares which the optionee has purchased and holds in the event of the termination of the Optionee's employment, with or without cause. The Company's right lapses as shares subject to the option become vested. Such shares generally vest in monthly installments over two or four years following the date of grant (as determined by the Compensation Committee of the Board of Directors), subject to the optionee's continuous service. Options expire ten years from the date of grant and an option shall generally terminate three months after termination of employment.

In August 1998, substantially all options with an exercise price in excess of $5.94 were cancelled and replaced with new options having an exercise price of $5.94, the market price on the date that the employees accepted the repricing. A total of 924,164 shares were repriced.

At December 31, 1998, shares available for grant under this plan were 142,000.

1995 OUTSIDE DIRECTORS STOCK OPTION PLAN. The Company's Outside Directors Stock Option Plan (the "Directors Plan") was adopted by the Company's Board of Directors in October 1995, and was approved by its stockholders in December 1995. A total of 200,000 shares of Common Stock have been reserved for issuance under the Directors Plan. The Directors Plan provides for the grant of nonstatutory stock options to nonemployee directors of the Company. The Directors Plan provides that each new nonemployee director will automatically be granted an option to purchase 20,000 shares on the date the

                               ZORAN CORPORATION

NOTE 8--STOCKHOLDERS' EQUITY: (CONTINUED) optionee first becomes a nonemployee director (the "Initial Grant"). Thereafter, on the date immediately following each annual stockholders' meeting, each nonemployee director who is reelected at the meeting to an additional term shall be granted an additional option to purchase 4,800 shares of Common Stock if, on such date, he or she shall have served on the Company's Board of Directors for at least six months (the "Annual Grant"). The Initial Grant is exercisable in four equal annual installments, and each Annual Grant shall become exercisable in full one year after the date of grant, subject to the director's continuous service. The exercise price of all stock options granted under the Directors Plan is equal to the fair market value of the Company's Common Stock on the date of grant. Options granted under the Directors Plan have a term of ten years.

At December 31, 1998 shares available for future issuance under this plan was 64,000.

The following table summarizes the Company's stock option activity for the years ended December 31, 1996, 1997 and 1998. The weighted average exercise price for each category presented is also shown in the table below:

                                                YEAR ENDED DECEMBER 31,
                          -------------------------------------------------------------------     NINE MONTHS ENDED
                                  1996                   1997                   1998             SEPTEMBER 30, 1999
                          --------------------   --------------------   ---------------------   ---------------------
                                      WEIGHTED               WEIGHTED                WEIGHTED                WEIGHTED
                                      AVERAGE                AVERAGE                 AVERAGE                 AVERAGE
                                      EXERCISE               EXERCISE                EXERCISE                EXERCISE
                           SHARES      PRICE      SHARES      PRICE       SHARES      PRICE       SHARES      PRICE
                          ---------   --------   ---------   --------   ----------   --------   ----------   --------
                                                                                                     (UNAUDITED)
Outstanding at beginning
  of period.............  1,328,084    $2.09     2,164,208    $ 2.30     2,053,171    $ 8.62     2,226,265    $ 5.11
Granted.................    980,546     2.24       771,890     18.86     1,665,491      7.23       536,600     19.14
Exercised...............   (140,253)    0.17      (727,882)     0.39      (329,963)     0.56      (570,092)     2.64
Canceled................     (4,169)    0.29      (155,045)    10.01    (1,162,434)    15.64      (231,350)     6.22
                          ---------              ---------              ----------              ----------
Options outstanding at
  period end............  2,164,208    $2.30     2,053,171    $ 8.62     2,226,265    $ 5.11     1,961,423    $ 9.52
                          =========              =========              ==========              ==========
Options exercisable at
  period end............                                                 2,132,151               1,940,317
                                                                        ==========              ==========

Significant option groups outstanding as of December 31, 1998 and the related weighted average exercise price and contractual life information, are as follows:

                            OPTIONS OUTSTANDING    OPTIONS EXERCISABLE
                            --------------------   --------------------
                                        WEIGHTED               WEIGHTED
                                        AVERAGE                AVERAGE
                                        EXERCISE               EXERCISE   CONTRACTUAL
EXERCISE PRICE               NUMBER      PRICE      NUMBER      PRICE     LIFE (YEARS)
--------------              ---------   --------   ---------   --------   ------------
$0.13--$0.60..............    585,803    $ 0.15      561,055    $ 0.15        5.8
$1.57--$4.69..............     92,019      2.66       41,156      2.94        7.5
$5.94--$5.94..............  1,292,997      5.94    1,292,997      5.94        9.6
$8.50--$13.50.............    200,396     10.97      181,893     11.13        8.2
$14.00--$24.13............     55,050     21.12       55,050     21.12        8.3
                            ---------              ---------
                            2,226,265    $ 5.11    2,132,151    $ 5.19        8.4
                            =========              =========

                               ZORAN CORPORATION

NOTE 8--STOCKHOLDERS' EQUITY: (CONTINUED)
The weighted average grant date fair value of options granted during the years ended December 31, 1996, 1997 and 1998 as defined by SFAS 123, were $7.05, $9.19 and $7.23 per share, respectively. Included in the grants in 1996 were options issued by CompCore and assumed by Zoran at exercise prices below market prices of the Company's Common Stock at the date of grant, of which their weighted average fair value was $6.41 per share (see Note 3).

  1995 EMPLOYEE STOCK PURCHASE PLAN

The Company's 1995 Employee Stock Purchase Plan ("ESPP") was adopted by the Company's Board of Directors in October 1995, and approved by its stockholders in December 1995. The ESPP enables employees to purchase shares through payroll deductions at approximately 85% of the lesser of the fair value of Common Stock at the beginning of a 24-month offering period or the end of each six-month segment within such offering period. The ESPP is intended to qualify as an "employee stock purchase plan" under Section 423 of the U.S. Internal Revenue Code. During the years ended December 31, 1997 and 1998, 42,669 and 84,354 shares were purchased by employees under the terms of the plan agreements at a weighted average price of $13.33 and $9.57 per share, respectively. At
December 31, 1998, 148,780 shares were reserved and available for issuance under this plan.

The weighted average grant date fair value of rights granted during the year ended December 31, 1996, 1997 and 1998 as defined by SFAS 123, was $5.46, $3.64 and $3.55 per share, respectively.

  FAIR VALUE DISCLOSURES

Had compensation cost for the Company's option and stock purchase plans been determined based on the fair value at the grant dates, as prescribed in FAS 123, the Company's net income (loss) and net income (loss) per share for each of the three years ended December 31, 1998 would have been as follows (in thousands, except per share data):

                                                         YEAR ENDED DECEMBER 31,
                                                      ------------------------------
                                                        1996       1997       1998
                                                      --------   --------   --------
Net income (loss)
  As reported.......................................   $2,363     $4,229    $   929
  Pro forma.........................................   $1,749     $  547    $(4,144)

Net income (loss) per share:
  As reported
    Basic...........................................   $ 0.27     $ 0.45    $  0.09
    Diluted.........................................   $ 0.22     $ 0.38    $  0.08
  Pro forma
    Basic...........................................   $ 0.20     $ 0.06    $ (0.41)
    Diluted.........................................   $ 0.17     $ 0.05    $ (0.41)

                               ZORAN CORPORATION

NOTE 8--STOCKHOLDERS' EQUITY: (CONTINUED)

The fair value of each option grant is estimated on the date of grant using the Black Scholes model with the following assumptions used for options and purchase grants during the applicable period.

                                             YEAR ENDED DECEMBER 31,
                                    ------------------------------------------
                                        1996           1997           1998
                                    ------------   ------------   ------------
Dividend rate.....................          0.0%           0.0%           0.0%
Risk-free interest rates..........  5.3% to 6.6%   5.1% to 6.3%   4.2% to 5.6%
Volatility........................         67.0%          67.0%          61.0%
Expected life
  Option plans....................       5 years        5 years        5 years
  Purchase plan...................     0.5 years      0.5 years      0.5 years

The pro forma amounts reflect compensation expense related to stock options and purchase rights granted during the years ended December 31, 1996, 1997 and 1998. In future years, the annual compensation expense will increase relative to the fair values of stock options granted in those years.

NOTE 9--EARNINGS PER SHARE:

A reconciliation of the numerators and the denominators of the basic and diluted per share computation is as follows (in thousands):

                                                           YEAR ENDED DECEMBER 31,
                       ------------------------------------------------------------------------------------------------
                                        1996                                      1997                         1998
                       ---------------------------------------   ---------------------------------------   ------------
                                                        PER                                       PER
                          INCOME         SHARES        SHARE        INCOME         SHARES        SHARE        INCOME
                       (NUMERATOR)    (DENOMINATOR)    AMOUNT    (NUMERATOR)    (DENOMINATOR)    AMOUNT    (NUMERATOR)
                       ------------   -------------   --------   ------------   -------------   --------   ------------
Basic EPS:
  Net income.........     $2,363          8,802        $0.27        $4,229          9,412        $0.45         $929
                                                       =====                                     =====
Effects of Dilutive
  Securities:
  Stock Options......         --          1,706                         --          1,539                        --
  Warrants...........         --            153                         --            121                        --
Diluted EPS:
                          ------         ------                     ------         ------                      ----
  Net income.........     $2,363         10,661        $0.22        $4,229         11,072        $0.38         $929
                          ======         ======        =====        ======         ======        =====         ====

                       YEAR ENDED DECEMBER 31,
                       ------------------------
                                 1998
                       ------------------------
                                         PER
                          SHARES        SHARE
                       (DENOMINATOR)    AMOUNT
                       -------------   --------
Basic EPS:
  Net income.........     10,042        $0.09
                                        =====
Effects of Dilutive
  Securities:
  Stock Options......      1,064
  Warrants...........         13
Diluted EPS:
                          ------
  Net income.........     11,119        $0.08
                          ======        =====

                                                                        NINE MONTHS ENDED SEPTEMBER 30,
                                               ---------------------------------------------------------------------------------
                                                                1998                                      1999
                                               ---------------------------------------   ---------------------------------------
                                                                                PER                                       PER
                                                  INCOME         SHARES        SHARE        INCOME         SHARES        SHARE
                                               (NUMERATOR)    (DENOMINATOR)    AMOUNT    (NUMERATOR)    (DENOMINATOR)    AMOUNT
                                               ------------   -------------   --------   ------------   -------------   --------
                                                                                  (UNAUDITED)
Basic EPS:
  Net income.................................      $56            9,988        $0.01        $3,338         10,578        $0.32
                                                                               =====                                     =====
Effects of Dilutive Securities:
  Stock Options..............................       --              963                         --          1,287
  Warrants...................................       --               19                         --             --
Diluted EPS:
                                                   ---           ------                     ------         ------
  Net income.................................      $56           10,970        $0.01        $3,338         11,865        $0.28
                                                   ===           ======        =====        ======         ======        =====

                               ZORAN CORPORATION

NOTE 10--INCOME TAXES:

The components of income before income taxes are as follows:

                                                          YEAR ENDED DECEMBER 31,
                                                       ------------------------------
                                                         1996       1997       1998
                                                       --------   --------   --------
                                                               (IN THOUSANDS)
U.S..................................................   $ (783)    $1,925     $  475
Foreign..............................................    3,811      3,232        686
                                                        ------     ------     ------
                                                        $3,028     $5,157     $1,161
                                                        ======     ======     ======

The components of the provision for income taxes are as follows:

                                                     YEAR ENDED DECEMBER 31,
                                                  ------------------------------
                                                    1996       1997       1998
                                                  --------   --------   --------
                                                          (IN THOUSANDS)
Current:
  U.S...........................................  $    103   $    360   $    106
  State.........................................        66         98         26
  Foreign.......................................       496        470        100
                                                  --------   --------   --------
    Total current...............................       665        928        232
  Deferred......................................        --         --         --
                                                  --------   --------   --------
      Total.....................................  $    665   $    928   $    232
                                                  ========   ========   ========

The tax provision differs from the amounts obtained by applying the statutory U.S. federal income tax rate to income taxes as shown below.

                                                     YEAR ENDED DECEMBER 31,
                                                  ------------------------------
                                                    1996       1997       1998
                                                  --------   --------   --------
                                                          (IN THOUSANDS)
Tax at U.S. statutory rate......................  $  1,030   $  1,753   $    395
Utilization of net operating loss carryovers....      (575)      (856)       (35)
Foreign earnings................................      (309)      (213)      (156)
State taxes net of federal benefit..............        13         65         --
Merger expenses.................................       455         --         --
Gain on transfer of holding in LLC..............        29         --         --
Alternative minimum tax.........................        --         50         --
Other...........................................        22        129         28
                                                  --------   --------   --------
                                                  $    665   $    928   $    232
                                                  ========   ========   ========

                               ZORAN CORPORATION

NOTE 10--INCOME TAXES: (CONTINUED)
Deferred income tax assets comprise the following:

                                                     YEAR ENDED DECEMBER 31,
                                                  ------------------------------
                                                    1996       1997       1998
                                                  --------   --------   --------
                                                          (IN THOUSANDS)
Federal and state net operating loss
  carryforwards.................................  $ 13,176   $ 12,286   $ 12,279
Capitalized research and development expenses...       392        216        372
Nondeductible reserves and accruals.............     1,051        886        951
                                                  --------   --------   --------
Total deferred tax assets.......................    14,619     13,388     13,602
Deferred tax liabilities........................        --         --         --
                                                  --------   --------   --------
Net deferred tax assets.........................    14,619     13,388     13,602
Valuation allowance.............................   (14,619)   (13,388)   (13,602)
                                                  --------   --------   --------
                                                  $     --   $     --   $     --
                                                  ========   ========   ========

As of December 31, 1998, the Company has NOLs of approximately $36 million for federal tax reporting purposes. The federal NOLs expire on various dates between 2000 and 2009. Management has recorded a full valuation allowance against all U.S. deferred tax assets on the basis that significant uncertainty exists regarding the realizability of the assets.

Pursuant to the Tax Reform Act of 1986, the amounts of and the benefit from NOLs that can be carried forward may be impaired or limited in certain circumstances, including a cumulative stock ownership change of more than 50% over a three-year period. The Company's IPO resulted in a cumulative change of ownership of greater than 50%. Accordingly, the Company's NOLs incurred prior to the completion of the IPO that can be utilized to reduce future taxable income for federal tax purposes will be limited to approximately $3.0 million per year.

The Company's Israeli subsidiary has been granted the status of an "Approved Enterprise" pursuant to the Israeli law for the Encouragement of Capital Investments, 1959, as amended. The Company has four approved programs pursuant to this law. The first program was approved in 1984. Income subject to this program is taxed at an annual rate of 10% from the first year in which the enterprise generates taxable income (net of NOLs). Benefits under the first program expired in 1997. The second program was approved in 1991. Income subject to this program is exempt from tax for two years from the first year in which the Company has taxable income (net of NOLs) and is taxed at a rate of 10% thereafter. Benefits under the second program expire in 2003. The third program was approved in 1995. Income subject to this program is exempt from tax for four years from the first year in which the Company has taxable income (net of NOLs) and is taxed at a rate of 10% during the remaining period of six years. The fourth program was approved in 1997. Income subject to this program is exempt from tax for two years from the first year in which the Company has taxable income (net of NOLs) and is taxed at a rate of 10% during the remaining period of eight years. Benefits under the third and the fourth program are limited to fourteen years from approval or twelve years from commencement of production. The net impact of the tax holidays was an increase in net income of $170,000 in fiscal 1998 and to increase net income per share by $0.01.

                               ZORAN CORPORATION

NOTE 11--SEGMENT REPORTING:

The Company operates in one industry segment comprising the design, development, manufacture and sale of integrated circuits. The following is a summary of the Company's operations:

Sales to customers located in (in thousands):

                                       YEAR ENDED DECEMBER 31,       NINE MONTHS ENDED
                                    ------------------------------     SEPTEMBER 30,
                                      1996       1997       1998           1999
                                    --------   --------   --------   -----------------
                                                                        (UNAUDITED)
United States.....................  $11,617    $25,480    $17,935         $10,117
Pacific Rim.......................   21,374      9,825     15,850          26,048
Europe............................   11,118      9,622     10,440           5,454
                                    -------    -------    -------         -------
                                    $44,109    $44,927    $44,225         $41,619
                                    =======    =======    =======         =======

                                                DECEMBER 31,
                                             -------------------    SEPTEMBER 30,
                                               1997       1998          1999
                                             --------   --------    -------------
                                                                     (UNAUDITED)
Identifiable assets:
  U.S......................................  $37,774    $38,509        $35,821
  Israel...................................   13,170     10,661         18,331
                                             -------    -------        -------
    Total..................................  $50,944    $49,170        $54,152
                                             =======    =======        =======

Significant customers are as follows:

                                                        YEAR ENDED
                                                       DECEMBER 31,            NINE MONTHS ENDED
                                              ------------------------------     SEPTEMBER 30,
                                                1996       1997       1998           1999
                                              --------   --------   --------   -----------------
                                                                                  (UNAUDITED)
Customers comprising 10% or more of the
  Company's total revenues for the period
  indicated:
    A.......................................     38%        --         23%             42%
    B.......................................     16%        15%        --              --
    C.......................................     --         15%        14%             --
    D.......................................     --         15%        --              --

NOTE 12--SALE OF CERTAIN ASSETS (UNAUDITED):

In June 1999, the Company sold to MGI Software of Canada the intellectual property related to its SoftDVD product line and transferred to MGI certain related software development and support resources in exchange for cash, MGI common stock and future royalties. The Company's results for the second quarter of 1999 include a $732,000 gain realized from this transaction which is reported as part of interest and other income or expense. In connection with this transaction, the Company also recorded a charge that reduced software, licensing and development revenue for the quarter by $517,000 for possible issues related to receivables associated with the SoftDVD product line. The net impact of the MGI transaction on the Company's results was an after-tax gain of $172,000, or $0.01 per share on a diluted basis. This gain does not reflect the potential future economic benefit that may be derived from

                               ZORAN CORPORATION

NOTE 12--SALE OF CERTAIN ASSETS (UNAUDITED): (CONTINUED) this transaction and realized in future periods in the form of royalties. The Company does not currently expect, however, that these royalties will have a material impact on quarterly revenues for the foreseeable future. In addition, the shares of MGI stock received by the Company as part of this transaction are subject to future appreciation or depreciation. The Company believes that its software revenues will decline significantly as a result of the sale of the SoftDVD product line.

NOTE 13--RELATED-PARTY TRANSACTIONS:

In January 1996, the Company spun off its wholly-owned subsidiary, Oren Semiconductor, to the Company's stockholders. Two of the Company's directors are also members of Oren's board of directors. The Company has no ownership interest in Oren.

(unaudited)

In March 1999, the Company entered into a technology license agreement with Oren. Under the license arrangement Oren agreed to pay to the Company license and maintenance fees totalling $400,000 and royalties and maintenance fees based on related products sold by Oren. License fees of approximately $360,000 were recognized in the first quarter of 1999.

In April 1999, the company loaned Oren $350,000. The loan plus interest, computed at 7% per year, was repaid by Oren in July 1999. The Company has no commitments or plans to loan additional amounts to Oren.

--------------------------------------------------------------------------------

                                     [LOGO]

                                3,000,000 SHARES

                                  COMMON STOCK

                              -------------------
                                   PROSPECTUS
                              -------------------

                                          , 1999

                               CIBC WORLD MARKETS
                               ROBERTSON STEPHENS
                              SALOMON SMITH BARNEY
                           SOUNDVIEW TECHNOLOGY GROUP

------------------------------------------------------------

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE INFORMATION THAT IS NOT CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF THE DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THESE SECURITIES.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the costs and expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimates except the Securities and Exchange Commission registration fees and Nasdaq filing fee.

                                                                 TO BE PAID
                                                              BY THE REGISTRANT
                                                              -----------------
SEC Registration Fee........................................       $ 33,149
Nasdaq filing fee...........................................       $ 17,500
NASD filing fee.............................................       $ 12,425
Accounting fees and expenses................................       $ 65,000
Legal fees and expenses.....................................       $ 75,000
Miscellaneous expenses......................................       $  1,926
                                                                   --------
Total.......................................................       $205,000
                                                                   ========

---------------------

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law (the "DGCL") permits indemnification of officers, directors and other corporate agents under certain circumstances and subject to certain limitations. The Registrant's Certificate of Incorporation and Bylaws provide that the Registrant shall indemnify its directors, officers, employees and agents to the full extent permitted by the DGCL, including in circumstances in which indemnification is otherwise discretionary under such law. In addition, with the approval of the Board of Directors and the stockholders, the Registrant has entered into separate indemnification agreements with its directors, officers and certain employees which require the Registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from willful misconduct of a culpable nature) and to obtain directors' and officers' insurance, if available on reasonable terms.

These indemnification provisions may be sufficiently broad to permit indemnification of the Registrant's officers, directors and other corporate agents for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933.

At present, there is no pending litigation or proceeding involving a director, officer, employee or other agent of the Registrant in which indemnification is being sought nor is the Registrant aware of any threatened litigation that may result in a claim for indemnification by any director, officer, employee or other agent of the Registrant.

The Registrant has obtained liability insurance for the benefit of its directors and officers.

ITEM 16. EXHIBITS.

The following exhibits are filed with this Registration Statement:

     EXHIBIT NO.                           DESCRIPTION OF EXHIBIT
     -----------                           ----------------------
         1.1            Form of Underwriting Agreement

         5.1            Opinion of Gray Cary Ware & Freidenrich LLP

        23.1 Consent of PricewaterhouseCoopers LLP, independent accountants

        23.2            Consent of Gray Cary Ware & Freidenrich LLP (included in
                        Exhibit 5.1)

        24.1            Power of Attorney (included in the Signature Page contained in Part II of the Registration Statement)

ITEM 17. UNDERTAKINGS.

    A. The undersigned Registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

        (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933 (the "Securities Act");

        (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; PROVIDED, HOWEVER, that paragraphs (a)(1)(i) and
             (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or
             Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    B. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    C. The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

    D. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    E.  The undersigned Registrant hereby undertakes that:

    (1) For the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
       (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

    (2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Santa Clara, State of California on November 17, 1999.

                                                       ZORAN CORPORATION

                                                       By:               /s/ LEVY GERZBERG
                                                            ------------------------------------------
                                                                           Levy Gerzberg
                                                               PRESIDENT AND CHIEF EXECUTIVE OFFICER

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Levy Gerzberg and Karl Schneider, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement on Form S-3, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-facts and agents, or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

                SIGNATURE                                   TITLE                         DATE
                ---------                                   -----                         ----
            /s/ LEVY GERZBERG
    ---------------------------------       President and Chief Executive Officer   November 17, 1999
              Levy Gerzberg                     (Principal Executive Officer)

              /s/ UZIA GALIL
    ---------------------------------               Chairman of the Board           November 17, 1999
                Uzia Galil

            /s/ KARL SCHNEIDER                 Vice President Finance and Chief
    ---------------------------------             Financial Officer (Principal      November 17, 1999
              Karl Schneider                   Financial and Accounting Officer)

    ---------------------------------       Director                                November 17, 1999
             George T. Haber

           /s/ JAMES D. MEINDL
    ---------------------------------       Director                                November 17, 1999
             James D. Meindl

          /s/ ARTHUR B. STABENOW
    ---------------------------------       Director                                November 17, 1999
            Arthur B. Stabenow

           /s/ PHILIP M. YOUNG
    ---------------------------------       Director                                November 17, 1999
             Philip M. Young

                               INDEX TO EXHIBITS

     EXHIBIT NO.                           DESCRIPTION OF EXHIBIT
---------------------                      ----------------------
         1.1            Form of Underwriting Agreement

         5.1            Opinion of Gray Cary Ware & Freidenrich LLP

        23.1 Consent of PricewaterhouseCoopers LLP, independent accountants

        23.2            Consent of Gray Cary Ware & Freidenrich LLP (included in
                        Exhibit 5.1)

        24.1            Power of Attorney (included in the Signature Page contained in Part II of the Registration Statement)